UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

relatório de análise econômica e financeira Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB) 1Q26 Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 2 Dear Shareholders, We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2026. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB). Economic Comment The Brazilian economy showed mixed signals in the last quarter. On the one hand, some sectors continue to slow down, reflecting the effects of the restrictive monetary policy. On the other hand, specific factors, such as income tax exemption, and the heated labor market can lead to some acceleration in the short term. Our projections indicate a growth of 1.5% in 2026, more modest than the 2.3% growth observed last year. Despite the inflation expectations and the current inflation being still above the target and the bullish impact on prices due to the conflict in the Middle East, the Central Bank of Brazil has started the interest-cutting cycle. By reducing the Selic rate from 15.00% to 14.75% in March, the authority adopted a posture of caution and serenity in the calibration of interest, given the high uncertainty, and left the next steps conditioned to the evolution of the scenario. We believe that the Central Bank of Brazil will continue cutting the basic interest rate over the next few months. Uncertainties about the international scenario have intensified. The war in Iran materialized one of the risks of the global scenario, bringing doubts about the extent of the conflict and its impacts on commodity prices, mainly oil and fertilizers, inflation, world growth and how the monetary policy is conducted. Highlights 1Q26 In February 2026, Banco Bradesco S.A. (“Bradesco”) published to its shareholders and the market in general the Notice to the Market on Corporate Restructuring to Consolidate the Health Business of the Bradesco Organization through the partial split of Bradseg Participações (“Bradseg”), which represents the initial stage of the operation (“Operation”). The Operation aims to generate multiple benefits to the stakeholders of the companies involved. As a result of the Operation, of which the Bradseg split is the inaugural phase, Odontoprev will integrate a complete health ecosystem, which will bring together health and dental insurance operators, hospitals, laboratories and diagnostic centers, primary care clinics and oncological clinics, and service platforms focused on the health segment, as well as healthtechs. In March 2026, two Shareholders’ Meetings were held. The Special and Annual Shareholders’ Meeting, held on March 10, 2026, decided on the increase in the capital stock to ninety-three billion, seven hundred and seventy million reais (R$93,770,000,000.00), as well as on the re-election and election of the members of the Board of Directors and of the Fiscal Council. In turn, the Special Shareholders’ Meeting, held on March 31, 2026, decided on the consolidation of the partial split of Bradseg Participações S.A., with the incorporation of the split portion by Banco Bradesco S.A. BRADESCO | Management Report | Consolidated Financial Statements in IFRS 3 1Q26 Highlighted Information TOTAL DEPOSITS (Mar26 vs. Mar25) R$752.2 bi (+20.8%) A Prazo: R$ 481,3 bi (+8,8%) Poupança: R$ 127,4 bi (-3,1%) À Vista: R$ 32,3 bi (-26,2%) Interfinanceiros: R$ 1,2 bi (-21,0%) R$5.2 bi R$179.8 bi EARNINGS PER SHARE BOOK VALUE PER SHARE BOOK NET INCOME R$0.47 common R$0.51 preferred R$17.01 SHAREHOLDERS’ EQUITY (1) MARKET VALUE TIER I CAPITAL R$189.6 bi 12.0% INTEREST ON SHAREHOLDERS’ EQUITY R$4.0 bi (gross) SECURITIES (Mar26 vs. Mar25) R$888.5 bi (+12.2%) FVPL: R$485.3 bi (+15.9%) FVOCI: R$147.7 bi (+14.7%) Amortized Cost: R$255.5 bi (+4.5%) EXPANDED LOAN PORTFOLIO (Mar26 vs. Mar25) R$1,089.9 bi (+8.4%) INDIVIDUALS: R$474.0 bi (+9.5%) COMPANIES: R$615.9 bi (+7.6%) ALLOWANCE FOR EXPANDED LOANS (Mar26 vs. Mar25) R$56.9 bi (+1.4%) (1) Equity attributable to shareholders of the parent. Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 4 Technology and Innovation In the first quarter of 2026, the technology maintained a consistent trajectory of evolution, reinforcing its role as a strategic lever generating value for clients and the business. The AI Powered strategy guides deliveries that combine hyper-personalization at scale, operational efficiency and security, strengthening the bank’s ability to serve millions of clients in a more contextualized, fluid and relevant way. The Agile@Scale model supports the pace of execution and deepens the integration between technology and business. With co-managed tribes and an end-to-end solution in the journeys, the bank recorded a reduction of 44% in the lead time versus 2024 and projected a growth of 2.7x in the volume of business features delivered in 2026 compared to the end of 2023, with 34 active tribes and an expansion plan until 2028, consolidating structural productivity gains. The artificial intelligence agenda gains scale with the consolidation of Bridge, Bradesco's proprietary Artificial Intelligence platform, being a central hub of the strategy. In less than a year, this platform tripled the number of initiatives and surpassed 660 use cases, covering more than 90 areas and with about 120 solutions. This advance accelerates the practical application of generative AI in products, channels and processes, with governance, security and reuse of services, reducing the time between the design and delivery of solutions. The BIAs are consolidated as the main interface of this strategy with clients and internal teams. BIA Clientes operates with full coverage in the App and WhatsApp, allowing for a maximum resolution of 87% and accumulating more than 71 million interactions with generative AI since July 2024, expanding transactional journeys and contextualized financial support. BIA Corporativa supports 100% of the employees, while BIA Tech deepens the use of GenAI in the development cycle, raising productivity, quality and speed through the automation of tests and continuous code reviews. As a deployment of this model, BIA Tech AgentiX was created to enable the creation of AI agents capable of acting individually or collaboratively in the execution of complex and high effort tasks. The technology applied to the business also contributes directly to the advancement of the revenue of the Organization. The use of data and AI allows greater customization of offers and journeys at scale, with a relevant impact on production, expansion of reach to non-account holder clients and greater sophistication in commercial orchestration, reinforcing customer-centricity and efficiency of the activations. In the Individual digital channels, the evolution of experiences prioritizes autonomy and convenience. The bank delivered new 100% digital journeys, as a consortium by the App, and new management panels that expand transparency. In real estate financing, it advanced with digital simulation, amortization and settlement. In Pix, deliveries focused on security and control, with features such as Pix with Credit, Pix Summary, Special Return Mechanism - MED 2.0 and facial biometrics, combining functional evolution with relevant gains in fraud adoption and mitigation. In investments, we are applying generative AI to increase standardization, quality and timeliness in serving high-income clients. Security remains a priority. We launched the +Proteção Bradesco for Pix, an additional layer (more protection) that combines configurable limits and biometrics in situations outside trusted networks. Proactive prevention with Vigia has also evolved, using BIA in WhatsApp for interaction in cases of suspected fraud involving bank payment slips, TEDs (express wire transfers) and transfers, reinforcing real-time protection. In Open Finance, there was an expansion of balance, payments and credit journeys, with emphasis on the multi-bank consultation via BIA and consistent growth in the volume of consents. For Corporate clients, the launch of EasyTrade enabled direct digital trading with the bank’s treasury, while initiatives in receipts evolve the flow of billing, collection and direct debit, such as the possibility of automatic repetition of the DDA. To sustain this pace of transformation, the bank maintains investment in people and has been strengthening its Technology area with the expansion of the team aligned with the strategic evolution agenda. In the Techbra community, employees are supported by meetings with technical communities, meetups and knowledge dissemination initiatives. As a deployment of the bradesco.io Technology Blog, the “Newsletter Tecnologia em Pauta” was launched, which exceeds 400 thousand subscribers, reinforcing Bradesco’s position as a technological reference in the market. The quarter ended with recognitions that reflect consistency, innovation and governance. Bradesco was featured in the 100+ Innovators in IT Use award, with the MentorIA billing case, and in Banking Transformation, with awards in anti-fraud security initiatives, digital identity in blockchain and initiation of payments without redirection. The bank was also cited as a reference in Responsible AI for a study conducted by Reuters in partnership with UNESCO, in addition to recognition in the Brazilian Ombudsman Award, for the Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 5 AI application in the automatic reading of attachments. For 2026, the commitment is to increase investment in technology and increase efficiency, focusing on hyper-personalization at scale, security and sustainable generation of value for clients and the business. Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have twelve Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor’s offices, public defender’s offices, and the Brazilian municipalities with the highest GDP. We also have twenty-six Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. At the end of the period, the Organization had 80,348 employees, 68,822 of Banco Bradesco, 10,695 from Affiliated companies and 831 from foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that consistent performance in governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency. We remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, keeping a close eye on associated risks and opportunities. By March 2026, we reached 89% of the expanded target of allocating R$450 billion by the end of 2026 (considering the accumulated volume since 2021) aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy. In January 2026, we were one of those contemplated in the third auction of the Eco Invest program, an initiative of the Federal Government aimed at attracting private foreign capital for the financing of the green economy in Brazil. Operations in the program involve investments in corporate shareholding in prioritized production chains, including startups, companies in the expansion phase and corporate spin-off operations. We are committed to structuring R$1.5 billion in investments, with an average leverage of 3.2 times, which represents a potential volume of R$4.7 billion for projects aligned with the sustainable business agenda. Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 6 Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria. To keep up with our initiatives, visit bradescori.com.br / bradescosustentabilidade.com.br. Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders’ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco’s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company’s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco’s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of three effective members, elected by controlling shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section). Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 7 Policy for distribution of dividends and interest on shareholders’ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco’s Shares, with high level of liquidity (BBDC4), accounted for 3.6% of Ibovespa as of March 31, 2026. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco’s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Corporate Risk Management Corporate risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation, Artificial Intelligence and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. Independent Evaluation of Models Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 8 Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors. Independent Audit Em conformidade com o disposto na Resolução da Comissão de Valores Mobiliários (CVM) nº 162/22, a Organização Bradesco possui política de contratação de auditoria independente com diretrizes alinhadas as legislações e as regulamentações aplicáveis. A Organização Bradesco contratou serviços da KPMG Auditores Independentes Ltda., não relacionados à auditoria das Demonstrações Financeiras Consolidadas. Estes serviços de não auditoria não configuram conflito de interesse e nem perda da independência na execução dos trabalhos de auditoria das Demonstrações Financeiras, de acordo com as políticas internas da Organização, assim como, com as regras de independência do auditor. As informações relacionadas aos honorários da empresa de auditoria são disponibilizadas anualmente em nosso Formulário de Referência. Social Investments FUNDAÇÃO BRADESCO Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. R$1.6 billion Investment forecast for 2026 R$1.3 billion are allocated for Activity Expenses. R$328 million are for Investments in infrastructure and Educational Technology. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil. VIRTUAL SCHOOL More than 2.0 million users will complete at least one of the free crash courses available on the portal. These investments will enable: Management Report Bradesco | Management Report | Consolidated Financial Statements in IFRS 9 Recognitions 1Q26 • Bradesco received the Fraud Prevention Seal 2025, granted by the National Confederation of Financial Institutions (CNF) and the Brazilian Federation of Banks (Febraban). The Organization scored 94% and is among the first to obtain this certification, which recognizes the Bank's commitment to security, integrity and prevention. • Bradesco is highlighted in research on women in leadership, conducted by the NGO Women in Leadership Latin America, in a partnership with the newspapers: Valor Econômico and O Globo. • Casa Bradesco is internationally recognized, after Marcello Dantas won the award in the Créateurs Design Awards (CDA) in the category: Excellence in Curating Arts and Design for the exhibition Re-Wild – Invented Nature. • Bradesco Asset is two-time champion in the Outliers InfoMoney award as Best Manager Popular Vote 2025. In addition to two-time champion with Bradesco Ultra, it came second with Bradesco Private Dividends and third with Bradesco Private Credit Plus. • Bradesco was recognized by the Fundação Getúlio Vargas as the Best Bank of the Year in the ranking Best Bank and Platform to Invest (MBPI). • The Bank featured in a study conducted by FGV’s Center for Studies in Finance, which evaluates achievement, responsibility, counseling and loyalty. Bradesco also led in the categories Shares, Multimarkets, Money Market, High Income and Retail. • Bradesco won the Banking Transformation Award 2025, with the Digital Identity Bradesco case. The award promoted by Cantarino Brasileiro recognizes the best initiatives in the financial sector. • Bradesco once again integrates the Sustainability Yearbook 2026, a publication of S&P Global that highlights, globally, the companies with the best performance in sustainability and ESG practices. Acknowledgements The results in the first quarter demonstrate that the Bradesco Organization's strategy is aligned with the dynamics and demands of the market, strengthening our commitment to responsible innovation and the consistent creation of long-term value. This achieved performance is a reflection of our people: a skilled and dedicated team committed to service excellence, as well as the ongoing confidence from our shareholders and clients, who are our very reason for being. Our recognition and thanks to all. Thank you all. Cidade de Deus, April 29, 2026 Board of Directors and Board of Executive Officers BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 10 Condensed Consolidated Interim Financial Statements in IFRS | Table of Contents Condensed Consolidated Statements of Financial Position ............................................................................................................................... 11 Condensed Consolidated Statements of Income ............................................................................................................................................... 12 Condensed Consolidated Statements of Comprehensive Income ................................................................................................................... 13 Condensed Consolidated Statements of Changes in Equity ............................................................................................................................. 14 Condensed Consolidated Statements of Cash Flows .................................................................................................................................. 15-16 Notes to the Condensed Consolidated Interim Financial Statements ..................................................................................................... 18-120 Independent Auditor’s Review Report................................................................................................................................................................. 122 Fiscal Council’s Report ........................................................................................................................................................................................... 123 Index of Notes to the Condensed Consolidated Interim Financial Statements 1) GENERAL INFORMATION ........................................................ 17 2) MATERIAL ACCOUNTING POLICIES ...................................... 17 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS ................... 21 4) ESTIMATES AND JUDGMENTS .............................................. 22 5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS ................................................................................................... 23 6) FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS .................................... 23 7) DERIVATIVE FINANCIAL INSTRUMENTS .............................. 24 8) FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ...................................... 30 9) BONDS AND SECURITIES AT AMORTIZED COST ................ 31 10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS ... 32 11) LOANS AND ADVANCES TO CUSTOMERS .......................... 33 12) NON-CURRENT ASSETS HELD FOR SALE ........................... 43 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ... 44 14) PROPERTY AND EQUIPMENT ................................................ 46 15) INTANGIBLE ASSETS AND GOODWILL ................................ 48 16) OTHER ASSETS ....................................................................... 49 17) DEPOSITS FROM BANKS ....................................................... 49 18) DEPOSITS FROM CUSTOMERS ............................................. 49 19) FUNDS FROM SECURITIES ISSUED ...................................... 50 20) SUBORDINATED DEBT ............................................................ 51 21) INSURANCE CONTRACTS ...................................................... 52 22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES .... 60 23) OTHER LIABILITIES ................................................................. 63 24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS…………………………………………………….64 25) EQUITY ..................................................................................... 65 26) EARNINGS PER SHARE ........................................................... 67 27) NET INTEREST INCOME ......................................................... 68 28) FEE AND COMMISSION INCOME .......................................... 68 29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS ................................................................................... 69 30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME .................................................................................... 69 31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS ...................................................................... 69 32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS ……… .......................................................................................... 69 33) PERSONNEL EXPENSES ......................................................... 69 34) OTHER ADMINISTRATIVE EXPENSES .................................. 69 35) DEPRECIATION AND AMORTIZATION ................................. 70 36) OTHER OPERATING INCOME/(EXPENSES) ......................... 70 37) INCOME TAX AND SOCIAL CONTRIBUTION ........................ 71 38) OPERATING SEGMENTS ........................................................ 75 39) TRANSACTIONS WITH RELATED PARTIES ......................... 78 40) RISK MANAGEMENT ............................................................... 80 41) SUPPLEMENTARY PENSION PLANS .................................... 118 42) OTHER INFORMATION .......................................................... 118 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 11 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Financial Position R$ thousands Note On March 31, 2026 On December 31, 2025 Assets Cash and balances with banks 5 138,824,486 137,031,197 Financial assets measured at fair value through profit or loss 6a 513,503,024 547,789,769 Financial assets measured at fair value through other comprehensive income 8 147,656,696 138,998,105 Financial assets at amortized cost 1,433,948,020 1,312,915,509 Loans and advances to financial institutions, net of provision for expected credit losses 10 332,043,390 235,485,054 - Loans and advances to customers, net of provision for expected credit losses 11 753,453,938 744,457,062 - Securities, net of provision for expected credit losses 9 255,479,934 259,546,571 - Other financial assets 16 92,970,758 73,426,822 Non-current assets held for sale and discontinued operations 12 3,844,491 3,757,502 Investments in associates and joint ventures 13 14,530,525 13,283,440 Property and equipment 14 9,607,531 9,405,491 Intangible assets and goodwill 15 26,584,831 25,739,659 Current income and other tax assets 12,937,382 12,884,446 Deferred income tax assets 37 111,066,053 111,237,606 Other assets 16 22,633,294 17,284,492 Total assets 2,435,136,333 2,330,327,216 Liabilities Financial liabilities at amortized cost - Deposits from banks 17 461,506,445 427,099,494 - Deposits from customers 18 716,027,478 721,274,151 - Securities issued 19 321,358,961 306,260,682 - Subordinated debt 20 58,626,401 54,714,526 - Other financial liabilities 23 149,904,563 117,391,205 Financial liabilities measured at fair value through profit or loss 6c 27,406,486 18,268,330 Other financial instruments with credit risk exposure - Loan Commitments 11 1,598,183 1,815,386 - Financial guarantees 11 1,288,332 1,266,804 Insurance contract liabilities 21 428,399,141 419,715,476 Other provisions 20,140,897 20,563,201 Current income tax liabilities 1,581,921 2,003,486 Deferred income tax liabilities 37c 2,100,073 1,895,931 Other liabilities 23 64,907,046 59,109,914 Total liabilities 2,254,845,927 2,151,378,586 Equity 25 Capital 93,770,000 87,100,000 Treasury shares (288,591) (168,625) Capital reserves 35,973 35,973 Profit reserves 85,049,970 90,644,101 Additional paid-in capital 70,496 70,496 Accumulated other comprehensive income/(loss) 1,048,652 804,043 Retained (losses) 76,954 (70,835) Equity attributable to shareholders of the parent 179,763,454 178,415,153 Non-controlling interests 526,952 533,477 Total equity 180,290,406 178,948,630 Total equity and liabilities 2,435,136,333 2,330,327,216 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 12 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Income R$ thousands Note Three-month period ended on March 31 2026 2025 Interest and similar income 73,123,584 62,429,217 Interest and similar expenses (55,789,906) (40,083,757) Net interest income 27 17,333,678 22,345,460 Fee and commission income 28 7,880,686 7,301,544 Net gains/(losses) on financial assets and liabilities measured at fair value through profit or loss 29 715,551 (1,345,227) Net (losses)gains on financial assets measured at fair value through other comprehensive income 53,354 148,813 Net gains/(losses) on foreign currency transactions 4,221,556 (1,097,074) Insurance services result 32 3,790,395 2,464,676 - Insurance and pension plans revenue 16,163,975 14,788,186 - Insurance and pension expenses (12,373,580) (12,323,510) Operating income 8,780,856 171,188 Expected credit losses on loans and advances 11 (7,585,330) (7,454,827) Expected credit losses on other financial assets 8 and 9 (1,067,245) 343,606 Personnel expenses 33 (6,113,346) (5,871,508) Other administrative expenses 34 (3,888,500) (4,140,211) Depreciation and amortization 35 (1,682,730) (1,670,985) Other operating (expenses) 36 (6,276,194) (5,349,247) Operating expenses (26,613,345) (24,143,172) Income before income taxes and share of profit of associates and joint ventures 7,381,875 5,675,020 Share of profit of associates and joint ventures 13 448,223 387,898 Income before income taxes 7,830,098 6,062,918 Income tax benefit 37 (2,599,553) (387,256) Net income 5,230,545 5,675,662 Attributable to shareholders: Shareholders of the parent 5,177,940 5,604,829 Non-controlling interests 52,605 70,833 Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share): – Earnings per common share 26 0.47 0.50 – Earnings per preferred share (non-subordinated) 26 0.51 0.56 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 13 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Other Comprehensive Income Note R$ thousands Three-month period ended on March 31 2026 2025 Net income 5,230,545 5,675,662 Items that are or may be reclassified to the consolidated statement of income Financial assets measured at fair value through other comprehensive income - Net change in fair value (680,924) 1,746,997 - Losses reclassified to statement of income 30 53,354 148,813 - Tax effect 263,300 (673,821) Unrealized gains/(losses) on hedge 7 - Cash flow hedge 728,049 (185,343) - Hedge of investment abroad 313,887 390,123 - Tax effect (476,966) (102,318) Adjustment for conversion of a foreign subsidiary - Foreign currency translation differences of foreign operations (157,394) (199,747) Items that will not be reclassified to the consolidated statement of income Net change in fair value of equity instruments measured at fair value through other comprehensive income 291,819 (1,533,732) Tax effect (108,918) 538,937 Other 18,402 (165,761) Total other comprehensive income/(loss) 244,609 (35,852) Total comprehensive income 5,475,154 5,639,810 Attributable to shareholders: Shareholders of the parent 5,422,549 5,568,977 Non-controlling interests 52,605 70,833 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 14 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Changes in Equity R$ thousands Capital Treasury shares Capital reserves Profit reserves Additional paid-in capital Other comprehensive income/(loss) Retained (losses) Equity attributable to controlling shareholders of the parent Noncontrolling shareholders Total Legal Statutory Balance on December 31, 2024 87,100,000 (568,728) 35,973 14,294,978 70,237,225 70,496 (250,645) (2,509,646) 168,409,653 532,839 168,942,492 Net income - - - - - - - 5,604,829 5,604,829 70,833 5,675,662 Financial assets measured at fair value through other comprehensive income and gains and losses on hedge - - - - - - 329,656 - 329,656 - 329,656 Foreign currency translation adjustment - - - - - - (199,747) - (199,747) - (199,747) Other - - - - - - (165,761) - (165,761) - (165,761) Comprehensive income/(loss) - - - - - - (35,852) 5,604,829 5,568,977 70,833 5,639,810 Increase of non-controlling shareholders' interest - - - - - - - - - (54,644) (54,644) Transfers to reserves - - - 290,104 2,257,768 - - (2,547,872) - - - Acquisition of treasury shares - (222,621) - - - - - - (222,621) - (222,621) Cancellation of treasury shares - 622,724 - - (622,724) - - - - - - Interest on equity - - - - - - - (3,254,210) (3,254,210) - (3,254,210) Balance on March 31, 2025 87,100,000 (168,625) 35,973 14,585,082 71,872,269 70,496 (286,497) (2,706,899) 170,501,799 549,028 171,050,827 Balance on December 31, 2025 87,100,000 (168,625) 35,973 15,356,673 75,287,428 70,496 804,043 (70,835) 178,415,153 533,477 178,948,630 Net income - - - - - - - 5,177,940 5,177,940 52,605 5,230,545 Financial assets measured at fair value through other comprehensive income and gains and losses on hedge - - - - - - 383,601 - 383,601 - 383,601 Foreign currency translation adjustment - - - - - - (157,394) - (157,394) - (157,394) Other - - - - - - 18,402 - 18,402 - 18,402 Comprehensive income/(loss) - - - - - - 244,609 5,177,940 5,422,549 52,605 5,475,154 Increase of non-controlling shareholders' interest - - - - - - - - - (59,130) (59,130) Capital increase with reserves 6,670,000 - - - (6,670,000) - - - - - - Transfers to reserves - - - 251,508 824,361 - - (1,075,869) - - - Acquisition of treasury shares - (119,966) - - - - - - (119,966) - (119,966) Interest on equity - - - - - - - (3,954,282) (3,954,282) - (3,954,282) Balance on March 31, 2026 93,770,000 (288,591) 35,973 15,608,181 69,441,789 70,496 1,048,652 76,954 179,763,454 526,952 180,290,406 The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 15 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Cash Flows R$ thousands Three-month period ended on March 31 2026 2025 Operating activities Income before income taxes 7,830,098 6,062,918 Adjustments to reconcile income before income tax to net cash flow from operating activities: Expected credit losses on loans and advances 7,585,330 7,454,827 Change in insurance contract liabilities 9,502,300 9,832,539 Net (Gains) on financial assets measured at fair value through other comprehensive income (53,354) (148,813) Expenses with provisions and provisions and legal proceedings 1,528,012 1,589,708 Impairment of financial assets 1,067,245 (343,606) Depreciation 535,736 538,731 Amortization of intangible assets 1,275,571 1,132,254 Share of profit of associates and joint ventures (448,223) (387,898) (Gains) on disposal of non-current assets held for sale and discontinued operations (54,126) (75,137) Losses from disposal of property and equipment 2,588 5,575 (Gains)/Losses on the sale of investments in associates (301) 20,782 Effect of changes in foreign exchange rates on cash and cash equivalents (10,091) 172,089 (Increase) in assets (56,825,023) (108,007,101) Compulsory deposits with the Central Bank 86,820 3,970,539 Loans and advances to financial institutions (6,098,839) (137,683) Loans and advances to customers (49,351,714) (44,900,431) Financial assets measured at fair value through profit or loss 37,652,147 (61,640,118) Other assets (39,113,437) (5,299,408) Increase/(Decrease) in Liabilities 116,041,481 (3,972,182) Deposits from banks 50,110,389 (5,727,871) Deposits from customers 10,233,718 (11,839,433) Financial liabilities measured at fair value through profit or loss 9,138,156 (798,458) Insurance contract liabilities (818,635) 905,120 Other provisions (1,950,316) (1,779,528) Other liabilities 49,328,169 15,267,988 Cash generated by/(used in) operations 87,977,243 (86,125,314) Interest received 32,171,945 27,671,436 Interest paid (31,183,829) (22,002,203) Income tax and social contribution paid (2,778,301) (2,805,975) Net cash provided by/(used in) operating activities 86,187,058 (83,262,056) Investing activities (Acquisition) of financial assets measured at fair value through other comprehensive income (47,116,307) (7,957,379) Disposal of financial assets measured at fair value through other comprehensive income 37,060,277 34,477,344 Maturity of financial assets at amortized cost 28,103,771 37,350,506 (Acquisition) of financial assets at amortized cost (25,070,865) (17,584,556) Disposal of non-current assets held for sale and discontinued operations 342,680 143,395 (Acquisitions) of investments in associates (906,053) (2,721,830) Disposal of investments in associates 2,478 - Dividends and interest on equity received 9,086 - (Acquisition) of property and equipment (776,963) (1,784,975) Proceeds from sale of property and equipment 106,646 160,715 (Acquisition) of intangible assets (2,120,743) (683,330) Interest received 12,606,813 10,589,302 Net cash provided by investing activities 2,240,820 51,989,192 Financing activities Funds from securities issued 40,541,641 22,064,677 Payments on securities issued (21,079,275) (15,034,847) Funds from subordinated debt issued 3,552,300 5,555,700 Payments on subordinated debt (105,800) (4,740,080) Lease payments (278,343) (372,709) BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 16 Condensed Consolidated Interim Financial Statements in IFRS | Consolidated Statements of Cash Flows R$ thousands Three-month period ended on March 31 2026 2025 Non-controlling shareholders (59,130) (54,644) Interest paid from funds from securities issued and subordinated debt (15,448,632) (8,557,815) Interest on equity/dividends paid (3,101,147) (3,995,780) Acquisition of treasury shares (119,966) (222,621) Net cash provided by/(used in) financing activities 3,901,648 (5,358,119) Increase/(decrease) in cash and cash equivalents 92,329,526 (36,630,983) Cash and cash equivalents At the beginning of the period 193,516,834 208,023,801 Effect of changes in foreign exchange rates on cash and cash equivalents 10,091 (172,089) At period end 285,856,451 171,220,729 Increase/(decrease) in cash and cash equivalents 92,329,526 (36,630,983) The Notes are an integral part of the Condensed Consolidated Interim Financial Statements. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 17 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Organization”) is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil. Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio. The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale. The Company was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”). The condensed consolidated interim financial statements were approved by the Board of Directors on April 29, 2026. 2) MATERIAL ACCOUNTING POLICIES These condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). These condensed consolidated interim financial statements should be read in conjunction with the Organization's Condensed Consolidated Interim Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements, and the profit and loss amounts for the year. The condensed consolidated interim financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected credit losses associated with the credit risk of financial assets and liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 18 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the Condensed Consolidated Interim Financial Statements, are disclosed in Note 4. The accounting policies described below have been applied in all periods presented and by all entities within the Organization, including equity-accounted investees. The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual Condensed Consolidated Interim Financial Statements of the fiscal year ended December 31, 2025, and should be analyzed in conjunction with those statements. Some numbers included in these condensed consolidated interim financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 19 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements a) Consolidation The condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities. Below are the principal directly and indirectly owned companies and investment funds included in the consolidated interim financial statements: Headquarters' location Activity Equity interest Total participation of the Voting Capital On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Financial Sector – Brazil Ágora Corretora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Banco Bradescard S.A. São Paulo - Brazil Credit Card 100.00% 100.00% 100.00% 100.00% Banco Bradesco BBI S.A. São Paulo - Brazil Investment bank 100.00% 100.00% 100.00% 100.00% Banco Bradesco BERJ S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco Financiamentos S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Losango S.A. Banco Múltiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% 100.00% 100.00% Bradesco Administradora de Consórcios Ltda. São Paulo - Brazil Consortium management 100.00% 100.00% 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil São Paulo - Brazil Leases 100.00% 100.00% 100.00% 100.00% Bradesco-Kirton Corretora de Câmbio S.A. São Paulo - Brazil Exchange Broker 99.97% 99.97% 99.97% 99.97% Bradesco S.A. Corretora de Títulos e Valores Mobiliários São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Kirton Bank S.A. Banco Múltiplo São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Digio S.A. São Paulo - Brazil Digital Bank 100.00% 100.00% 100.00% 100.00% Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1) São Paulo - Brazil Asset management 69.73% 61.56% 69.73% 61.56% Tempo Serviços Ltda. Minas Gerais - Brazil Services 100.00% 100.00% 100.00% 100.00% Financial Sector – Overseas Banco Bradesco Europa S.A. (2) Luxembourg - Luxembourg Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (2) Georgetown - Cayman Islands Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. New York Branch (2) New York - United States Banking 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Inc. (2) New York - United States Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, UK. Limited (2) London - United Kingdom Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Hong Kong Limited (2) Hong Kong - China Brokerage 100.00% 100.00% 100.00% 100.00% Bradescard México, sociedad de Responsabilidad Limitada (3) Jalisco - Mexico Credit Card 100.00% 100.00% 100.00% 100.00% Bradesco Bank (4) Florida - United States Banking 100.00% 100.00% 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - In Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% 100.00% 100.00% Bradesco Capitalização S.A. São Paulo - Brazil Capitalization bonds 100.00% 100.00% 100.00% 100.00% Bradesco Saúde S.A. Rio de Janeiro - Brazil Insurance/health 100.00% 100.00% 100.00% 100.00% Bradesco Seguros S.A. São Paulo - Brazil Insurance 99.96% 99.96% 99.96% 99.96% Bradesco Vida e Previdência S.A. São Paulo - Brazil Pension plan/Insurance 100.00% 100.00% 100.00% 100.00% BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 20 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Headquarters' location Activity Equity interest Total participation of the Voting Capital On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Odontoprev S.A. São Paulo - Brazil Dental care 53.54% 53.54% 53.54% 53.54% Insurance - Overseas Bradesco Argentina de Seguros S.A. (2) Buenos Aires - Argentina Insurance 99.98% 99.98% 99.98% 99.98% Other Activities - Brazil Andorra Holdings S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradseg Participações S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Nova Paiol Participações Ltda. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradescor Corretora de Seguros Ltda. São Paulo - Brazil Insurance Brokerage 100.00% 100.00% 100.00% 100.00% BSP Empreendimentos Imobiliários S.A. São Paulo - Brazil Real estate 100.00% 100.00% 100.00% 100.00% Cia. Securitizadora de Créditos Financeiros São Paulo - Brazil Credit acquisition 100.00% 100.00% 100.00% 100.00% Investment Funds (5) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Referenciado DI União São Paulo - Brazil Investment Fund 93.79% 92.86% 93.79% 92.86% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Fundo de Investimento RF Memorial São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Multigestores CRPR Prev PGBL/VGBL FIC FIM São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% (1) In February 2026, there was a capital increase through the issuance of shares. In April 2026, all shares of this company were acquired; (2) The functional currency of these companies abroad is the Brazilian Real; (3) The functional currency of this company is the Mexican Peso; (4) The functional currency of this company is the US Dollar; and (5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 21 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2026 Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments The amendments, issued in May 2024, clarify the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria for the settlement of liabilities through electronic payment systems. These amendments came into force as of January 1, 2026 and the Organization concluded that there were no initial impacts with the application of this standard. Amendments to IFRS 9 and IFRS 7 - Contracts Referenced to Electricity Depending on Nature The amendments, issued in December 2024, aim to improve how companies report the financial effects of nature-dependent electricity contracts, often structured as power purchase agreements (PPAs). The amendments include clarifications of the application of 'own use' requirements, allowing hedge accounting if these contracts are used as hedging instruments, and add new disclosure requirements to help investors understand the impact of these contracts on companies' financial performance and cash flows. These amendments came into force from January 1, 2026, and the Organization concluded that there were no initial impacts with the application of this standard. b) Standards, amendments and interpretations of standards issued but not yet effective New IFRS 18 - Presentation and Disclosure in Financial Statements The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve disclosure of the financial performance of companies, including: Three categories defined for income and expenses – operating, investments and financing – and new defined subtotals, including operating income; Disclosure of information on company-specific indicators related to the statement of income, called performance measures defined by management; Improved guidance on the aggregation of information and whether it should be provided in the primary financial statements or in the notes; Greater transparency for operating expenses; and specific requirements on how companies, such as banks and insurance companies, classify revenues and expenses in the operating category. IFRS 18 will go into effect on January 1, 2027. The Organization is reviewing the impacts of the new standard. New IFRS 19 – Subsidiaries without Public Accountability The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures. This will reduce the costs of preparing financial statements for these subsidiaries, while maintaining the usefulness of the information for users of their financial statements. IFRS 19 will go into effect on January 1, 2027. The Organization concluded that there were no initial impacts from the application of this standard. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 22 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Amendments to IAS 21 – Hyperinflationary Presentation Currency The IASB has proposed amendments to IAS 21 to address the lack of guidance on how to translate financial statements when an entity presents its financial statements in a hyperinflationary presentation currency but has a non‑hyperinflationary functional currency or foreign operations in that condition. The proposal requires translation using the closing rate for all amounts, with disclosure on the adoption of this approach and the presentation of summarized information on affected foreign operations. The amendments will be effective on January 1, 2027. The Organization is assessing the impacts of the new standard. 4) ESTIMATES AND JUDGMENTS The Group adopts estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, and the assumptions are determined in accordance with the applicable standard. They are evaluated on an ongoing basis, based on our historical experience and other factors, including expectations of future events, which are considered reasonable in the current circumstances. Judgments Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the condensed consolidated interim financial statements are included in the following notes: - Note 13 Consolidation: whether the Organization has de facto control over the investee; and equity-accounted investees: whether the Organization has significant influence over the investee; and - Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA). Estimates Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, and the actual results may be different from those previously established. The table below includes the significant accounting estimates and their respective notes: Accounting estimates Note ● Fair value of financial instruments (Level II and III) 6 / 8 / 29 / 30 and 40.4 ● Expected credit loss 10 / 11 and 40.2 ● Impairment of intangible assets and goodwill 15 ● Insurance contract liabilities 21 ● Other provisions 22 ● Realization of deferred income tax 37 For further details on accounting judgments and estimates, see Notes 2 and 4 to the Consolidated Financial Statements of December 31, 2025. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 23 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS a) Cash, cash equivalents and balances with banks R$ thousands On March 31, 2026 On December 31, 2025 Cash and due from banks in domestic currency 11,863,135 12,518,263 Cash and due from banks in foreign currency 2,168,723 2,833,485 Reverse repurchase agreements (1) (a) 258,324,594 167,865,086 Discretionary deposits at the Central Bank 13,499,999 10,300,000 Cash and cash equivalents 285,856,451 193,516,834 Compulsory deposits with the Central Bank (2) 111,292,629 111,379,449 Cash, cash equivalents and balances with banks (b) 397,149,080 304,896,283 Cash and balances with banks (b) - (a) 138,824,486 137,031,197 (1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the Condensed Consolidated Statements of Financial Position these are presented as ‘loans and advances to financial institutions’ – refer to note 10; and (2) Compulsory deposits with the Central Bank of Brazil (Bacen) refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties. 6) FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS a) Financial assets measured at fair value through profit or loss R$ thousands On March 31, 2026 On December 31, 2025 Financial assets Brazilian government bonds 343,104,216 395,031,887 Bank debt securities 43,053,955 43,367,217 Corporate debt and marketable equity securities 79,580,924 69,444,655 Mutual funds 19,139,238 18,840,361 Brazilian sovereign bonds 378,915 188,999 Foreign governments securities 75,755 66,555 Derivative financial instruments 28,170,021 20,850,095 Total 513,503,024 547,789,769 b) Maturity R$ thousands On March 31, 2026 On March 31, 2025 Maturity of up to one year 76,175,446 104,436,644 Maturity of one to five years 305,180,373 324,982,243 Maturity of five to 10 years 66,934,688 63,317,857 Maturity of over 10 years 16,121,116 12,676,571 No stated maturity 49,091,401 42,376,454 Total 513,503,024 547,789,769 The financial instruments pledged as collateral classified as “Financial assets measured at fair value through profit or loss”, totaled R$6,901,744 thousand on March 31, 2026 (R$81,235,231 thousand on December 31, 2025), being composed primarily of Brazilian government bonds. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 24 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements c) Liabilities measured at fair value through profit or loss R$ thousands On March 31, 2026 On December 31, 2025 Derivative financial instruments 27,406,486 18,268,330 Total 27,406,486 18,268,330 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the consolidated statements of financial position, to meet its own needs in managing its global exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts and credit derivative instruments. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category. Fair value is generally determined based on quoted market prices or quotations for assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated on information from market operators, pricing models, discounted cash flow, or similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivative instruments is determined based on market price quotations or obtained from specialized entities. Current market prices are used to calculate volatility. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is also taken into account, thus associating an expected credit losses for each derivative portfolio (Credit valuation adjustment). The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives held abroad refer to swaps, forwards, options, credit derivative instruments and futures transactions carried out, BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 25 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements substantially, on the Chicago and New York Stock Exchanges, as well as on the overthe- counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds. R$ thousands On March 31, 2026 On December 31, 2025 Notional value Fair Value Notional value Fair Value Futures contracts Purchase commitments: 223,650,983 489,450 232,864,244 (450,905) - Interbank market 149,800,066 548,380 150,634,305 17,542 - Foreign currency 53,348,809 (168,670) 54,344,313 (471,042) - Other 20,502,108 109,740 27,885,626 2,595 Sale commitments: 266,043,215 (608,315) 165,612,193 523,762 - Interbank market (1) 188,892,481 (752,212) 111,724,128 (21,535) - Foreign currency (2) 34,594,870 300,491 30,741,161 530,151 - Other 42,555,864 (156,594) 23,146,904 15,146 Option contracts Purchase commitments: 964,918,404 2,116,738 783,864,910 1,828,145 - Interbank market 822,496,912 94,775 718,584,779 106,261 - Foreign currency 11,206,677 868,410 9,616,237 1,121,228 - Other 131,214,815 1,153,553 55,663,894 600,656 Sale commitments: 961,153,810 (3,296,090) 790,685,040 (2,645,067) - Interbank market 812,802,665 (98,889) 721,019,609 (113,341) - Foreign currency 13,947,882 (875,519) 15,908,308 (947,331) - Other 134,403,263 (2,321,682) 53,757,123 (1,584,395) Forward contracts Purchase commitments: 87,543,771 (153,170) 76,859,205 (200,542) - Foreign currency 69,666,272 (2,712,003) 64,714,131 (1,459,502) - Other 17,877,499 2,558,833 12,145,074 1,258,960 Sale commitments: 50,571,674 (1,188,095) 53,889,171 456,033 - Foreign currency (2) 39,272,724 1,341,296 45,530,533 520,221 - Other 11,298,950 (2,529,391) 8,358,638 (64,188) Swap contracts Assets (long position): 924,007,135 10,405,613 928,071,044 9,550,875 - Interbank market 167,722,753 6,319,944 75,975,089 4,695,032 - Fixed rate 438,096,018 1,031,949 315,081,578 454,827 - Foreign currency 300,792,106 1,270,179 521,032,423 2,485,099 - IGPM (General Index of market pricing) 30,795 28,745 31,221 29,994 - Other 17,365,463 1,754,796 15,950,733 1,885,923 Liabilities (short position): 858,788,442 (7,002,596) 873,497,122 (6,480,535) - Interbank market 52,155,633 (1,775,124) 32,343,513 (1,378,695) - Fixed rate 278,827,781 (885,355) 470,848,308 (725,508) - Foreign currency 498,476,129 (2,312,466) 355,159,513 (2,649,262) - IGPM (General Index of market pricing) 103,000 (111,471) 103,000 (116,300) - Other 29,225,899 (1,918,180) 15,042,788 (1,610,770) Total 4,336,677,434 763,535 3,905,342,929 2,581,766 Derivatives include operations maturing in D+1 (day after reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding notional totaling R$113,639,329 thousand (R$100,113,669 thousand on December 31, 2025); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments notional totaling R$15,348,810 thousand (R$6,034,612 thousand on December 31, 2025); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad notional total R$38,376,788 thousand (R$39,781,569 thousand on December 31, 2025). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 26 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Swaps include contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates. The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments. Credit Default Swap – CDS In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (it’s risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation. In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment. R$ thousands On March 31, 2026 (1) On December 31, 2025 Risk received in credit swaps - Notional 1,840,606 1,840,305 - Debt securities issued by companies 1,217,357 1,195,369 - Brazilian government bonds 623,249 644,936 Risk transferred in credit swaps - Notional (130,485) (137,560) - Companies bonds (130,485) (137,560) (1) The adjustment to the fair value of credit swaps for risk received is R$(24,092) thousand (R$1,703 thousand on December 31, 2025) and for risk transferred R$(274) thousand (R$2 thousand on December 31, 2025). The contracts related to credit derivative transactions described above are due in 2032. There were no credit events, as defined in the agreements, during the period. Hedge Accounting Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the Organization’s statements of income or other comprehensive income. The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty’s credit risk. As of March 31, 2026, Bradesco maintained hedge positions, composed of: BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 27 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Cash Flow Hedges The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is evaluated using the methodology of comparing the adjustment to the fair value of the instruments and recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income. With respect to the DI floating interest rate risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps, and Fed Funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements. Strategy R$ thousands Object Instruments Hedge object (carrying amount) Hedge instrument (nominal value) Fair value adjustment recorded in equity* (effective portion) Fair value adjustment in equity (net of tax effects) On March 31, 2026 Assets Securities Hedge - interest receipts 15,804,676 15,348,810 (199,723) (109,848) Liabilities Funding hedge - interest payments 141,358,755 133,639,329 643,286 355,405 On December 31, 2025 Assets Securities Hedge - interest receipts 11,034,575 10,625,523 (39,611) (21,786) Liabilities Funding hedge - interest payments 102,370,447 100,113,669 (238,820) (131,650) * Gross tax effects. Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test. In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, recorded in accumulated OCI, is appropriated to statement of income, according to the result of the hedged item. For the three-month period ended March 31, 2026, the amount of R$1,239 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI as of March 31, 2026 is R$4,102 thousand, this amount will be appropriated to statement of income until the year 2027. The ineffective portion is recognized directly in statement of income. During the threemonth period ended on March 31, 2026, there was no ineffectiveness. There were gains/(losses) related to the cash flow accounting hedge, recorded in statement of income accounts during the three-month period ended March 31, 2026 in the amount of R$ 1,321 thousand (2025 – R$ 0). Fair value hedge The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 28 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects. With respect to fixed-rate funding risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2036. For USD Bonds, the hedge accounting strategies designed for instruments classified in this category, use DDI Future contracts, with maturity dates up to 2035. Both effectiveness verified in the hedge portfolios are in accordance with the provisions of current regulations. Strategy R$ thousands Instrument Object Hedge instrument (fair value) Fair value adjustment Hedge object (carrying amount) Fair value adjustment in statement of income * (effective portion) Fair value adjustments in statement of income (net of tax effects) Asset Financial bill hedge 127,557 (2,352) 126,908 2,392 1,316 Bond USA hedge 1,833,939 31,231 1,806,931 (25,525) (14,039) Total on March 31, 2026 1,961,496 28,879 1,933,839 (23,133) (12,723) Financial bill hedge 79,938 (1,405) 79,857 1,489 819 Total on December 31, 2025 79,938 (1,405) 79,857 1,489 819 * Gross tax effects. The ineffectiveness portion is recognized directly in a shareholders' equity account. There was an ineffective portion in the three-month period ended on March 31, 2026, the amount of R$(226 thousand) (2025 – R$ 0). Hedge of investments abroad The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments, is evaluated using the variation comparison methodology exchange rate of the object and hedging instrument, being recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the statement of income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 29 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Strategy R$ thousands Hedge instrument nominal value Hedge object carrying amount Accumulated fair value adjustments in shareholders's equity (gross of tax effects) Accumulated fair value adjustments in shareholders's equity (net of tax effects) Assets Hedge of net investment in a foreign operation 5,348,682 5,662,984 (893,548) (468,599) Total on March 31, 2026 5,348,682 5,662,984 (893,548) (468,599) Hedge of net investment in a foreign operation 5,177,416 5,876,575 (1,207,436) (633,209) Total on December 31, 2025 5,177,416 5,876,575 (1,207,436) (633,209) * Gross tax effects. Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test. The gains/(losses) related to net investment in a foreign operation accounting hedge, recorded in statement of income accounts, in the three-month period ended on March 31, 2026 was R$336 thousand (2025 was R$560 thousand). Unobservable gains on initial recognition When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data. The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains/(losses) on financial assets and liabilities measured at fair value through profit or loss”, in the consolidated statement of income. Offsetting of financial assets and liabilities A financial asset and a financial liability are offset and their net value presented in the consolidated statements of financial position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Organization intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The right of offset is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events. Given the non-occurrence of these events, as of March 31, 2026 and December 31, 2025, Bradesco did not offset any financial assets and financial liabilities in its consolidated statements of financial position. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 30 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The table below presents financial assets and liabilities subject to net settlement: R$ thousands On March 31, 2026 On December 31, 2025 Gross amount Related amount offset in the consolidated statements Net amount Gross amount Related amount offset in the consolidated statements Net amount Financial assets Interbank investments 288,067,268 - 288,067,268 218,329,819 - 218,329,819 Derivative financial instruments 28,170,021 - 28,170,021 20,850,095 - 20,850,095 Financial liabilities Securities sold under agreements to repurchase 245,408,450 - 245,408,450 160,636,183 - 160,636,183 Derivative financial instruments 27,406,486 - 27,406,486 18,268,330 - 18,268,330 8) FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME a) Financial assets measured at fair value through other comprehensive income R$ thousands Amortized cost Unrealized positive fair value adjustments Unrealized negative fair value adjustments Fair Value Brazilian government bonds 123,735,820 284,621 (7,060,775) 116,959,666 Corporate debt securities 9,513,051 9,107 (200,371) 9,321,787 Bank debt securities 1,264,393 6,570 (4,188) 1,266,775 Brazilian government bonds issued abroad 10,085,648 57,701 (104,573) 10,038,776 Foreign governments securities 5,198,223 13,317 (8,999) 5,202,541 Mutual funds 83,566 46,581 - 130,147 Marketable equity securities and other stocks 5,310,032 626,636 (1,199,664) 4,737,004 Balance on March 31, 2026 155,190,733 1,044,533 (8,578,570) 147,656,696 Brazilian government bonds 112,830,390 291,814 (6,405,576) 106,716,628 Corporate debt securities 8,721,363 25,793 (90,252) 8,656,904 Bank debt securities 1,781,089 10,854 (3,193) 1,788,750 Brazilian government bonds issued abroad 7,818,067 70,339 (71,589) 7,816,817 Foreign governments securities 8,167,066 16,372 (5,507) 8,177,931 Mutual funds 90,743 31,365 - 122,108 Marketable equity securities and other stocks 6,583,814 394,761 (1,259,608) 5,718,967 Balance on December 31, 2025 145,992,532 841,298 (7,835,725) 138,998,105 b) Maturity R$ thousands On March 31, 2026 On December 31, 2025 Amortized cost Fair Value Amortized cost Fair Value Due within one year 24,357,136 24,253,920 28,535,677 28,429,036 From 1 to 5 years 73,157,287 71,262,728 47,427,746 46,441,083 From 5 to 10 years 23,868,448 22,640,603 36,627,270 34,985,787 Over 10 years 28,414,264 24,632,294 26,727,282 23,301,124 No stated maturity 5,393,598 4,867,151 6,674,557 5,841,075 Total 155,190,733 147,656,696 145,992,532 138,998,105 The financial instruments pledged as collateral, classified as financial assets measured at fair value through other comprehensive income, totalled R$14,466,872 thousand on March 31, 2026 (R$27,494,154 thousand on December 31, 2025), being composed mostly of Brazilian government bonds. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 31 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements c) Investments in equity instruments designated measured at fair value through other comprehensive income R$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,310,032 (573,028) 4,737,004 Total on March 31, 2026 5,310,032 (573,028) 4,737,004 Marketable equity securities and other stocks 6,583,814 (864,847) 5,718,967 Total on December 31, 2025 6,583,814 (864,847) 5,718,967 The Bank adopted the option of designating equity instruments measured at fair value through other comprehensive income upon initial recognition. d) Reconciliation of expected credit losses of financial assets at FVOCI: R$ thousands Stage 1 Stage 2 Stage 3 Total Expected credit losses of financial assets at FVOCI on December 31, 2024 9,640 1,543 3,123 14,306 Assets originated/revalued, settled or paid (5,638) (1,543) (3,123) (10,304) Expected loss of financial assets at FVOCI on March 31, 2025 (1) 4,002 - - 4,002 Expected credit losses of financial assets at FVOCI on December 31, 2025 19,234 - 3,123 22,357 Assets originated/revalued, settled or paid (6,335) - - (6,335) Expected loss of financial assets at FVOCI on March 31, 2026 (1) 12,899 - 3,123 16,022 (1) There was no movement between stages. 9) DEBT INSTRUMENTS AT AMORTIZED COST a) Securities at amortized cost R$ thousands Amortized cost Gross unrealized gains (1) Gross unrealized losses (1) Fair Value Securities: Brazilian government bonds 121,950,669 364,691 (6,095,115) 116,220,245 Bank debt securities and corporate debt securities 133,529,265 1,407,246 (6,480,942) 128,455,569 Balance on March 31, 2026 255,479,934 1,771,937 (12,576,057) 244,675,814 Securities: Brazilian government bonds 135,339,275 505,190 (6,159,482) 129,684,983 Bank debt securities and corporate debt securities 124,207,296 1,842,639 (4,526,832) 121,523,103 Balance on December 31, 2025 259,546,571 2,347,829 (10,686,314) 251,208,086 (1) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 32 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Maturity R$ thousands On March 31, 2026 On December 31, 2025 Amortized cost Fair Value Amortized cost Fair Value Due within one year 59,261,259 58,808,090 54,891,298 54,651,238 From 1 to 5 years 130,202,668 127,245,219 138,622,149 137,128,315 From 5 to 10 years 41,105,465 36,185,327 41,306,602 37,109,312 Over 10 years 24,910,542 22,437,178 24,726,522 22,319,221 Total 255,479,934 244,675,814 259,546,571 251,208,086 The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$58,505,050 thousand on March 31, 2026 (R$51,575,375 thousand on December 31, 2025), being composed mostly of Brazilian government bonds. c) Reconciliation of expected credit losses of financial assets at amortized cost R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected credit losses of financial assets at amortized cost on December 31, 2024 703,833 50,111 5,403,056 6,157,000 Transferred to Stage 1 - (2,680) (4,306) (6,986) Transferred to Stage 2 (7,743) - (10,593) (18,336) Transferred to Stage 3 (2,542) (6,251) - (8,793) Transfer from Stage 1 - 7,743 2,542 10,285 Transfer from Stage 2 2,680 - 6,251 8,931 Transfer from Stage 3 4,306 10,593 - 14,899 Assets originated/revalued, settled or paid (12,942) 26,672 (336,505) (322,775) Expected loss of financial assets at amortized cost as of March 31, 2025 687,592 86,188 5,060,445 5,834,225 Expected credit losses of financial assets at amortized cost on December 31, 2025 625,566 251,503 2,687,423 3,564,492 Transferred to Stage 1 - (13,360) (2,109) (15,469) Transferred to Stage 2 (23,326) - (7,569) (30,895) Transferred to Stage 3 (28,766) (103,036) - (131,802) Transfer from Stage 1 - 23,326 28,766 52,092 Transfer from Stage 2 13,360 - 103,036 116,396 Transfer from Stage 3 2,109 7,569 - 9,678 Assets originated/revalued, settled or paid 80,115 111,576 848,070 1,039,761 Expected loss of financial assets at amortized cost as of March 31, 2026 669,058 277,578 3,657,617 4,604,253 (1) The expected credit losses expense is recorded as “Expected Credit Losses on Other Financial Assets” in the Consolidated Statement of Income. 10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS MEASURED AT AMORTIZED COST R$ thousands On March 31, 2026 On December 31, 2025 Reverse repurchase agreements (1) 288,067,268 218,329,819 Loans to financial institutions 43,976,146 17,155,248 Expected credit losses (24) (13) Total 332,043,390 235,485,054 (1) On March 31, 2026, it included financial investments given in guarantee in the amount of R$214,592,878 thousand (R$159,547,767 thousand on December 31, 2025). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 33 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 11) LOANS AND ADVANCES TO CUSTOMERS MEASURED AT AMORTIZED COST a) Loans and advances to customers by type of product R$ thousands On March 31, 2026 On December 31, 2025 Companies 351,338,480 350,445,791 - Financing and On-lending 139,050,416 137,576,819 - Financing and export 35,218,889 34,763,790 - Housing loans 34,720,187 34,911,156 - On-lending BNDES/Finame 26,067,746 24,475,073 - Vehicle loans 23,084,357 23,074,448 - Import 12,316,183 12,986,200 - Leases 7,643,054 7,366,152 - Borrowings 193,815,249 195,880,958 - Working capital 135,846,472 143,640,424 - Rural loans 15,409,306 13,324,492 - Other 42,559,471 38,916,042 - Limit operations (1) 18,472,815 16,988,014 Individuals 447,889,283 441,022,363 - Financing and On-lending 165,581,115 161,548,810 - Housing loans 113,451,267 112,626,278 - Vehicle loans 45,021,460 41,797,766 - On-lending BNDES/Finame 6,597,684 6,616,649 - Other 510,704 508,117 - Borrowings 192,455,320 189,710,201 - Personal credit 157,427,360 165,277,140 - Rural loans 17,922,534 17,680,946 - Other 17,105,426 6,752,115 - Limit operations (1) 89,852,848 89,763,352 Total portfolio 799,227,763 791,468,154 Expected credit losses (45,773,825) (47,011,092) Total of net loans and advances to customers 753,453,938 744,457,062 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid. b) Finance Lease Receivables Loans and advances to customers include the following finance lease receivables. R$ thousands On March 31, 2026 On December 31, 2025 Gross investments in finance lease receivables: Up to one year 278,953 296,547 From one to five years 6,184,847 6,041,176 Over five years 1,458,453 1,296,410 Impairment loss on finance lease receivables (141,815) (114,049) Net investment 7,780,438 7,520,084 Net investments in finance lease: Up to one year 272,716 291,293 From one to five years 6,074,045 5,952,651 Over five years 1,433,677 1,276,140 Total 7,780,438 7,520,084 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 34 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements c) Reconciliation of the gross book value of loans and advances to customers Stage 1 R$ thousands Balance on December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2026 Companies 315,701,697 (4,777,607) (1,085,697) 689,914 40,786 67,337,685 (59,941,708) - 317,965,070 - Financing 129,715,483 (1,002,498) (130,412) 163,838 7,093 25,272,847 (22,928,684) - 131,097,667 - Borrowings 171,679,901 (3,423,499) (902,708) 468,165 26,538 39,939,266 (36,555,996) - 171,231,667 - Revolving 14,306,313 (351,610) (52,577) 57,911 7,155 2,125,572 (457,028) - 15,635,736 Individuals 381,759,894 (8,475,416) (1,424,678) 2,431,909 252,378 48,065,016 (36,182,630) - 386,426,473 - Financing 146,242,845 (3,001,469) (410,688) 897,367 91,384 13,284,198 (8,305,871) - 148,797,766 - Borrowings 162,122,662 (3,667,843) (885,340) 1,018,286 90,672 26,883,158 (20,599,332) - 164,962,263 - Revolving 73,394,387 (1,806,104) (128,650) 516,256 70,322 7,897,660 (7,277,427) - 72,666,444 Total 697,461,591 (13,253,023) (2,510,375) 3,121,823 293,164 115,402,701 (96,124,338) - 704,391,543 Stage 2 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2026 Companies 11,609,479 (689,914) (2,541,498) 4,777,607 324,725 1,044,114 (1,874,635) - 12,649,878 - Financing 2,488,315 (163,838) (293,791) 1,002,498 3,240 83,469 (323,658) - 2,796,235 - Borrowings 8,155,906 (468,165) (1,970,540) 3,423,499 314,207 561,754 (1,217,297) - 8,799,364 - Revolving 965,258 (57,911) (277,167) 351,610 7,278 398,891 (333,680) - 1,054,279 Individuals 25,431,262 (2,431,909) (4,915,714) 8,475,416 598,832 3,736,777 (3,673,609) - 27,221,055 - Financing 9,431,595 (897,367) (985,831) 3,001,469 64,703 289,126 (673,128) - 10,230,567 - Borrowings 10,868,536 (1,018,286) (2,509,149) 3,667,843 447,345 1,073,814 (1,251,664) - 11,278,439 - Revolving 5,131,131 (516,256) (1,420,734) 1,806,104 86,784 2,373,837 (1,748,817) - 5,712,049 Total 37,040,741 (3,121,823) (7,457,212) 13,253,023 923,557 4,780,891 (5,548,244) - 39,870,933 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 35 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2026 Companies 23,134,615 (40,786) (324,725) 1,085,697 2,541,498 2,082,109 (4,823,149) (2,931,727) 20,723,532 - Financing 5,373,024 (7,093) (3,240) 130,412 293,791 109,931 (684,091) (56,217) 5,156,517 - Borrowings 16,045,346 (26,538) (314,207) 902,708 1,970,540 1,817,167 (4,132,133) (2,478,270) 13,784,613 - Revolving 1,716,245 (7,155) (7,278) 52,577 277,167 155,011 (6,925) (397,240) 1,782,402 Individuals 33,831,207 (252,378) (598,832) 1,424,678 4,915,714 3,709,459 (1,716,766) (7,071,327) 34,241,755 - Financing 5,874,368 (91,384) (64,703) 410,688 985,831 55,945 (577,782) (40,182) 6,552,781 - Borrowings 16,720,231 (90,672) (447,345) 885,340 2,509,149 2,110,574 (1,014,150) (4,457,515) 16,215,612 - Revolving 11,236,608 (70,322) (86,784) 128,650 1,420,734 1,542,940 (124,834) (2,573,630) 11,473,362 Total 56,965,822 (293,164) (923,557) 2,510,375 7,457,212 5,791,568 (6,539,915) (10,003,054) 54,965,287 Consolidated - All stages R$ thousands Balance on December 31, 2025 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2026 Companies 350,445,791 70,463,908 (66,639,492) (2,931,727) 351,338,480 - Financing 137,576,822 25,466,247 (23,936,433) (56,217) 139,050,419 - Borrowings 195,881,153 42,318,187 (41,905,426) (2,478,270) 193,815,644 - Revolving 16,987,816 2,679,474 (797,633) (397,240) 18,472,417 Individuals 441,022,363 55,511,252 (41,573,005) (7,071,327) 447,889,283 - Financing 161,548,808 13,629,269 (9,556,781) (40,182) 165,581,114 - Borrowings 189,711,429 30,067,546 (22,865,146) (4,457,515) 192,456,314 - Revolving 89,762,126 11,814,437 (9,151,078) (2,573,630) 89,851,855 Total 791,468,154 125,975,160 (108,212,497) (10,003,054) 799,227,763 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 36 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2025 Companies 284,237,991 (3,144,979) (712,673) 708,766 170,281 75,903,002 (71,862,142) - 285,300,246 - Financing 125,114,754 (779,663) (222,761) 197,905 67,683 25,362,409 (26,161,559) - 123,578,768 - Borrowings 146,737,983 (2,067,100) (440,856) 442,517 97,957 48,591,858 (45,375,754) - 147,986,605 - Revolving 12,385,254 (298,216) (49,056) 68,344 4,641 1,948,735 (324,829) - 13,734,873 Individuals 347,118,719 (6,528,325) (1,117,456) 2,271,717 783,472 54,845,201 (42,524,815) - 354,848,513 - Financing 132,000,312 (2,241,697) (378,019) 860,571 117,750 14,790,916 (8,846,317) - 136,303,516 - Borrowings 149,534,314 (2,850,346) (633,374) 951,514 317,570 32,904,435 (27,539,816) - 152,684,297 - Revolving 65,584,093 (1,436,282) (106,063) 459,632 348,152 7,149,850 (6,138,682) - 65,860,700 Total 631,356,710 (9,673,304) (1,830,129) 2,980,483 953,753 130,748,203 (114,386,957) - 640,148,759 Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2025 Companies 6,946,383 (708,766) (1,424,143) 3,144,979 129,778 978,171 (1,254,260) - 7,812,142 - Financing 1,861,939 (197,905) (211,883) 779,663 13,460 97,937 (327,493) - 2,015,718 - Borrowings 4,363,096 (442,517) (1,023,602) 2,067,100 111,054 577,921 (708,839) - 4,944,213 - Revolving 721,348 (68,344) (188,658) 298,216 5,264 302,313 (217,928) - 852,211 Individuals 21,911,700 (2,271,717) (3,759,184) 6,528,325 1,158,015 3,070,957 (3,132,191) - 23,505,905 - Financing 8,443,459 (860,571) (827,385) 2,241,697 92,244 191,000 (604,661) - 8,675,783 - Borrowings 9,169,428 (951,514) (1,878,876) 2,850,346 979,362 1,101,714 (1,216,164) - 10,054,296 - Revolving 4,298,813 (459,632) (1,052,923) 1,436,282 86,409 1,778,243 (1,311,366) - 4,775,826 Total 28,858,083 (2,980,483) (5,183,327) 9,673,304 1,287,793 4,049,128 (4,386,451) - 31,318,047 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 37 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2025 Companies 25,751,969 (170,281) (129,778) 712,673 1,424,143 3,761,652 (3,931,824) (2,641,573) 24,776,981 - Financing 5,494,795 (67,683) (13,460) 222,761 211,883 36,440 (393,570) (60,338) 5,430,828 - Borrowings 18,857,751 (97,957) (111,054) 440,856 1,023,602 3,581,049 (3,530,123) (2,267,173) 17,896,951 - Revolving 1,399,423 (4,641) (5,264) 49,056 188,658 144,163 (8,131) (314,062) 1,449,202 Individuals 34,272,824 (783,472) (1,158,015) 1,117,456 3,759,184 3,691,965 (1,870,183) (6,020,348) 33,009,411 - Financing 4,432,804 (117,750) (92,244) 378,019 827,385 44,711 (366,754) (52,211) 5,053,960 - Borrowings 18,621,969 (317,570) (979,362) 633,374 1,878,876 2,218,168 (1,094,919) (3,620,680) 17,339,856 - Revolving 11,218,051 (348,152) (86,409) 106,063 1,052,923 1,429,086 (408,510) (2,347,457) 10,615,595 Total 60,024,793 (953,753) (1,287,793) 1,830,129 5,183,327 7,453,617 (5,802,007) (8,661,921) 57,786,392 Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Maturities/Early Settlements (Write off) Balance on March 31, 2025 Companies 316,936,343 80,642,825 (77,048,226) (2,641,573) 317,889,369 - Financing 132,471,488 25,496,786 (26,882,622) (60,338) 131,025,314 - Borrowings 169,958,830 52,750,828 (49,614,716) (2,267,173) 170,827,769 - Revolving 14,506,025 2,395,211 (550,888) (314,062) 16,036,286 Individuals 403,303,243 61,608,123 (47,527,189) (6,020,348) 411,363,829 - Financing 144,876,575 15,026,627 (9,817,732) (52,211) 150,033,259 - Borrowings 177,325,711 36,224,317 (29,850,899) (3,620,680) 180,078,449 - Revolving 81,100,957 10,357,179 (7,858,558) (2,347,457) 81,252,121 Total 720,239,586 142,250,948 (124,575,415) (8,661,921) 729,253,198 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 38 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements d) Reconciliation of expected credit losses from loans and advances to customers (Includes expected credit losses on loans, commitments to be released and financial guarantees provided) Stage 1 R$ thousands Balance on December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2026 Companies 3,235,976 (136,353) (57,688) 42,848 27,400 650,808 (541,057) - 3,221,934 - Financing 1,154,205 (21,555) (3,576) 9,258 2,546 206,517 (125,614) - 1,221,781 - Borrowings 1,474,498 (99,247) (44,843) 30,473 17,169 364,633 (370,157) - 1,372,526 - Revolving 607,273 (15,551) (9,269) 3,117 7,685 79,658 (45,286) - 627,627 Individuals 7,599,047 (338,208) (181,133) 239,743 107,354 1,030,760 (1,598,119) - 6,859,444 - Financing 498,577 (51,315) (17,705) 43,128 24,598 67,343 (96,017) - 468,609 - Borrowings 3,838,530 (210,655) (153,645) 162,945 49,136 625,716 (969,538) - 3,342,489 - Revolving 3,261,940 (76,238) (9,783) 33,670 33,620 337,701 (532,564) - 3,048,346 Total 10,835,023 (474,561) (238,821) 282,591 134,754 1,681,568 (2,139,176) - 10,081,378 Stage 2 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2026 Companies 1,343,215 (42,848) (449,386) 136,353 208,754 191,808 57,606 - 1,445,502 - Financing 224,120 (9,258) (50,848) 21,555 1,216 11,607 53,332 - 251,724 - Borrowings 915,041 (30,473) (284,953) 99,247 205,007 47,714 (3,355) - 948,228 - Revolving 204,054 (3,117) (113,585) 15,551 2,531 132,487 7,629 - 245,550 Individuals 3,840,581 (239,743) (1,865,245) 338,208 337,368 884,924 722,545 - 4,018,638 - Financing 502,729 (43,128) (161,549) 51,315 16,882 20,137 154,034 - 540,420 - Borrowings 2,465,494 (162,945) (1,234,302) 210,655 280,959 222,465 661,714 - 2,444,040 - Revolving 872,358 (33,670) (469,394) 76,238 39,527 642,322 (93,203) - 1,034,178 Total 5,183,796 (282,591) (2,314,631) 474,561 546,122 1,076,732 780,151 - 5,464,140 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 39 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2026 Companies 12,760,862 (27,400) (208,754) 57,688 449,386 1,160,216 389,920 (2,931,727) 11,650,191 - Financing 1,697,078 (2,546) (1,216) 3,576 50,848 53,392 (87,347) (56,217) 1,657,568 - Borrowings 9,926,398 (17,169) (205,007) 44,843 284,953 1,053,086 217,436 (2,478,270) 8,826,270 - Revolving 1,137,386 (7,685) (2,531) 9,269 113,585 53,738 259,831 (397,240) 1,166,353 Individuals 21,313,601 (107,354) (337,368) 181,133 1,865,245 2,036,511 3,584,190 (7,071,327) 21,464,631 - Financing 2,570,822 (24,598) (16,882) 17,705 161,549 21,787 321,295 (40,182) 3,011,496 - Borrowings 11,599,961 (49,136) (280,959) 153,645 1,234,302 1,304,709 1,698,309 (4,457,515) 11,203,316 - Revolving 7,142,818 (33,620) (39,527) 9,783 469,394 710,015 1,564,586 (2,573,630) 7,249,819 Total 34,074,463 (134,754) (546,122) 238,821 2,314,631 3,196,727 3,974,110 (10,003,054) 33,114,822 Consolidated - All stages R$ thousands Balance on December 31, 2025 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2026 Companies 17,340,053 2,002,832 (93,531) (2,931,727) 16,317,627 - Financing 3,075,403 271,516 (159,629) (56,217) 3,131,073 - Borrowings 12,315,937 1,465,433 (156,076) (2,478,270) 11,147,024 - Revolving 1,948,713 265,883 222,174 (397,240) 2,039,530 Individuals 32,753,229 3,952,195 2,708,616 (7,071,327) 32,342,713 - Financing 3,572,128 109,267 379,312 (40,182) 4,020,525 - Borrowings 17,903,985 2,152,890 1,390,485 (4,457,515) 16,989,845 - Revolving 11,277,116 1,690,038 938,819 (2,573,630) 11,332,343 Total 50,093,282 5,955,027 2,615,085 (10,003,054) 48,660,340 (1) Relates to early settlements, maturities and modifications. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 40 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 1 R$ thousands Balance on December 31, 2024 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2025 Companies 3,745,866 (119,041) (39,420) 66,604 86,075 760,440 (790,032) - 3,710,492 - Financing 1,503,946 (17,990) (4,280) 19,784 33,514 186,659 (187,194) - 1,534,439 - Borrowings 1,669,722 (87,302) (28,475) 43,183 47,902 500,887 (589,487) - 1,556,430 - Revolving 572,198 (13,749) (6,665) 3,637 4,659 72,894 (13,351) - 619,623 Individuals 7,257,404 (284,510) (112,931) 230,596 352,597 1,344,456 (1,412,502) - 7,375,110 - Financing 374,887 (27,213) (9,801) 38,081 27,018 58,350 (79,480) - 381,842 - Borrowings 3,461,557 (186,959) (94,305) 160,448 162,992 926,769 (916,151) - 3,514,351 - Revolving 3,420,960 (70,338) (8,825) 32,067 162,587 359,337 (416,871) - 3,478,917 Total 11,003,270 (403,551) (152,351) 297,200 438,672 2,104,896 (2,202,534) - 11,085,602 Stage 2 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2025 Companies 1,015,120 (66,604) (316,008) 119,041 78,283 171,245 67,606 - 1,068,683 - Financing 258,842 (19,784) (48,997) 17,990 6,556 13,067 43,124 - 270,798 - Borrowings 620,261 (43,183) (192,478) 87,302 68,940 62,282 19,252 - 622,376 - Revolving 136,017 (3,637) (74,533) 13,749 2,787 95,896 5,230 - 175,509 Individuals 3,200,306 (230,596) (1,357,097) 284,510 622,839 723,319 463,980 - 3,707,261 - Financing 404,722 (38,081) (118,015) 27,213 23,269 15,305 109,386 - 423,799 - Borrowings 2,107,776 (160,448) (886,499) 186,959 566,075 200,506 443,943 - 2,458,312 - Revolving 687,808 (32,067) (352,583) 70,338 33,495 507,508 (89,349) - 825,150 Total 4,215,426 (297,200) (1,673,105) 403,551 701,122 894,564 531,586 - 4,775,944 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 41 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Stage 3 R$ thousands Balance on December 31, 2024 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2025 Companies 15,492,712 (86,075) (78,283) 39,420 316,008 1,676,868 274,230 (2,641,573) 14,993,307 - Financing 2,149,523 (33,514) (6,556) 4,280 48,997 21,761 36,729 (60,338) 2,160,882 - Borrowings 12,483,496 (47,902) (68,940) 28,475 192,478 1,606,463 14,148 (2,267,173) 11,941,045 - Revolving 859,693 (4,659) (2,787) 6,665 74,533 48,644 223,353 (314,062) 891,380 Individuals 20,851,509 (352,597) (622,839) 112,931 1,357,097 2,064,041 2,984,487 (6,020,348) 20,374,281 - Financing 1,710,662 (27,018) (23,269) 9,801 118,015 15,880 333,674 (52,211) 2,085,534 - Borrowings 12,317,493 (162,992) (566,075) 94,305 886,499 1,382,365 1,347,701 (3,620,680) 11,678,616 - Revolving 6,823,354 (162,587) (33,495) 8,825 352,583 665,796 1,303,112 (2,347,457) 6,610,131 Total 36,344,221 (438,672) (701,122) 152,351 1,673,105 3,740,909 3,258,717 (8,661,921) 35,367,588 Consolidated - All stages R$ thousands Balance on December 31, 2024 Originated Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2025 Companies 20,253,698 2,608,553 (448,196) (2,641,573) 19,772,482 - Financing 3,912,311 221,487 (107,341) (60,338) 3,966,119 - Borrowings 14,773,479 2,169,632 (556,087) (2,267,173) 14,119,851 - Revolving 1,567,908 217,434 215,232 (314,062) 1,686,512 Individuals 31,309,219 4,131,816 2,035,965 (6,020,348) 31,456,652 - Financing 2,490,271 89,535 363,580 (52,211) 2,891,175 - Borrowings 17,886,826 2,509,640 875,493 (3,620,680) 17,651,279 - Revolving 10,932,122 1,532,641 796,892 (2,347,457) 10,914,198 Total 51,562,917 6,740,369 1,587,769 (8,661,921) 51,229,134 (1) Relates to early settlements, maturities and modifications. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 42 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements e) Sensitivity analysis The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects. The estimate of the expected credit losses is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most reasonably possible. In order to determine possible oscillations in the expected credit losses resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected credit losses. The table below shows the probabilities attributed to each scenario and the impacts: On March 31, 2026 - R$ thousand Weighting Constitution/ Base (Reversion) Scenario Optimistic Scenario* Pessimistic Scenario** Simulation 1 100% - - (348,174) Simulation 2 - 100% - (935,209) Simulation 3 - - 100% 929,302 * Scenario in which the economy grows more than expected. ** Scenario in which the economy grows less than expected. f) Expected credit losses on loans and advances R$ thousands Three-month period ended on March 31 2026 2025 Amount recorded 9,190,104 8,761,746 Amount recovered (1,604,774) (1,306,919) Expected credit losses on loans and advances 7,585,330 7,454,827 g) Loans and advances to customers restructured The total balance of “Loans and advances with expected credit losses” includes restructured loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount. Restructured loans may occur after a default event or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructuring is to adapt the loan to reflect the client’s actual payment capacity. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 43 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The following table presents the changes made and our analysis of our portfolio of restructured loans and advances to customers: R$ thousands On March 31, 2026 On March 31, 2025 Opening balance 26,612,639 34,755,068 Amount restructured 4,966,917 4,294,803 Amount received/Others (1) (3,487,921) (3,305,094) Write-offs (2,903,811) (4,123,217) Closing balance 25,187,824 31,621,560 Expected credit losses on loans and advances (12,741,569) (16,772,049) Total restructured loans and advances to customers, net of expected credit losses 12,446,255 14,849,511 Expected credit losses of restructured loans and advances as a percentage of restructured portfolio 50.6% 53.0% Total restructured loans and advances as a percentage of the total loan portfolio 3.2% 4.3% Total restructured loans and advances as a percentage of the total loans portfolio, net of expected credit losses 3.3% 4.6% (1) Includes the settlement of restructured contracts through new operations. At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new restructured terms, management considers ceasing accrual from that point. These instruments have their revenue recognition suspended (stop-accrual) and are accounted for solely upon cash receipt. This approach also applies to any potential gains arising from restructurings. Any gains resulting from restructuring are recognized only when effectively received, regardless of whether they relate to performing operations or recoveries of previously written-off assets. 12) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS R$ thousands On March 31, 2026 On December 31, 2025 Non-current assets held for sale and discontinued operations Real estate 1,182,263 1,184,225 Vehicles and similar 528,056 426,895 Machinery and equipment 1,491 1,742 Other (1) 2,132,681 2,144,640 Total (2) 3,844,491 3,757,502 (1) Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale; and (2) Net balances of provisions for impairment of assets. The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale and discontinued operations are those for which selling expectation, in their current condition, is highly probable to occur within a year. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 44 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES a) Breakdown of investments in associates and joint ventures Companies R$ thousands On March 31, 2026 Three-month period ended on March 31, 2026 Equity interest Shareholding interest with voting rights Investment carrying amount Associates and joint ventures current assets Associates and joint ventures non - current assets Associates and joint ventures current liabilities Associates and joint ventures non - current liabilities Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 105,680 4,967,240 1,894,979 4,406,135 1,927,684 (3,839) 229,372 (19,195) Tecnologia Bancária S.A. (3) 24.55% 24.32% 251,413 734,312 2,496,105 661,428 1,559,154 4,524 1,487,066 18,428 Swiss Re Corporate Solutions Brasil (3) 40.00% 40.00% 534,312 2,733,479 2,147,769 2,841,770 941,283 6,042 419,498 15,105 Elo Participações Ltda. (4) 50.01% 50.01% 1,445,107 1,358,005 6,584,177 556,166 4,370,321 205,320 447,378 410,558 Others (5) 12,194,013 236,176 Total on March 31, 2026 14,530,525 448,223 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity equivalence calculation using balance sheets with a lag in relation to the base date of the financial statements, permitted by regulation. As of March 31, 2026, the Organization received dividends and/or interest on equity of R$6,800 thousand relating to the Company Swiss Re Corporate Solutions Brasil; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (5) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 45 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Companies R$ thousands On December 31, 2025 Three-month period ended on March 31, 2025 Equity interest Shareholding interest with voting rights Investment carrying amount Associates and joint ventures current assets Associates and joint ventures non - current assets Associates and joint ventures current liabilities Associates and joint ventures non - current liabilities Share of profit (loss) of associates and jointly controlled entities (1) Revenue (2) Associates and joint ventures net income (loss) for the year Haitong Banco de Investimento do Brasil S.A. 20.00% 20.00% 109,290 5,862,399 2,236,478 5,255,969 2,299,487 20,513 238,621 102,565 Tecnologia Bancária S.A. (3) 24.55% 24.32% 249,118 766,711 2,473,255 668,796 1,579,574 1,208 693,721 4,920 Swiss Re Corporate Solutions Brasil (3) 40.00% 40.00% 534,853 3,075,599 2,171,323 3,187,083 959,644 3,589 620,761 8,973 Elo Participações Ltda. (4) 50.01% 50.01% 1,242,721 1,433,582 6,152,357 597,993 4,375,461 202,249 405,995 403,967 Others (5) 11,147,458 160,339 Total on December 31, 2025 13,283,440 Total on March 31, 2025 387,898 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Revenue from financial intermediation or revenue from the provision of services; (3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the Condensed Consolidated Interim Financial Statements, permitted by regulation; (4) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (5) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. Organization received dividends and/or interest on equity of R$123,957 thousand in the year ended December 31, 2025 from Cielo S.A. and R$237,235 thousand from other companies. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 46 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The Organization does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for. b) Changes in associates and joint ventures R$ thousands 2026 2025 Initial balances 13,283,440 11,029,012 Acquisitions 452,478 2,721,830 Write-offs (2,478) - Share of profit of associate and joint ventures 448,223 387,898 Dividends/Interest on equity (39,470) (2,027,089) Other 388,332 (26,033) Balance on March 31 14,530,525 12,085,618 14) PROPERTY AND EQUIPMENT a) Composition of property and equipment by class R$ thousands Depreciation rate Cost Accumulated depreciation Carrying amount Buildings 4% 5,143,268 (1,864,307) 3,278,961 Land - 856,716 - 856,716 Installations, property and equipment for use 10% 5,821,361 (2,994,383) 2,826,978 Security and communication systems 10% to 20% 365,407 (244,391) 121,016 Data processing systems 20% to 40% 7,517,921 (5,181,840) 2,336,081 Transportation systems 10% to 20% 335,946 (148,167) 187,779 Balance on March 31, 2026 (1) 20,040,619 (10,433,088) 9,607,531 Buildings 4% 4,483,554 (1,609,574) 2,873,980 Land - 857,826 - 857,826 Installations, property and equipment for use 10% 5,896,736 (2,949,984) 2,946,752 Security and communication systems 10% to 20% 387,701 (262,853) 124,848 Data processing systems 20% to 40% 7,699,621 (5,290,697) 2,408,924 Transportation systems 10% to 20% 338,092 (144,931) 193,161 Balance on December 31, 2025 (1) 19,663,530 (10,258,039) 9,405,491 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16. The Organization enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 47 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Changes in property and equipment by class R$ thousands Buildings Land Installations, property and equipment for use Security and communications systems Data processing systems Transportation systems Total (1) Balance on December 31, 2024 2,859,719 871,952 2,706,833 119,670 3,432,633 229,637 10,220,444 Additions / (reductions) (59,597) (21,732) 250,132 6,543 (704,506) 5,023 (524,137) Depreciation (2) (82,908) - (271,932) (7,121) (182,883) (10,241) (555,085) Balance on March 31, 2025 2,717,214 850,220 2,685,033 119,092 2,545,244 224,419 9,141,222 Balance on December 31, 2025 2,873,980 857,826 2,946,752 124,848 2,408,924 193,161 9,405,491 Additions / (reductions) 563,844 (1,110) 51,557 3,277 116,090 4,118 737,776 Depreciation (2) (158,863) - (171,331) (7,109) (188,933) (9,500) (535,736) Balance on March 31, 2026 3,278,961 856,716 2,826,978 121,016 2,336,081 187,779 9,607,531 (1) Includes right of use assets recognized; and (2) The difference of R$20,715 thousand (2025 - R$16,354 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income". BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 48 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 15) INTANGIBLE ASSETS AND GOODWILL a) Change in intangible assets and goodwill by class R$ thousands Goodwill Intangible Assets Acquisition of financial service rights (1) Software (1) Customer portfolio (1) Other (1) Total Balance on December 31, 2024 6,730,642 5,535,378 10,287,830 976,220 219,138 23,749,208 Additions / (reductions) - 184,733 550,823 - 50,790 786,346 Amortization (2) - (477,729) (688,232) (48,740) (20,569) (1,235,270) Balance on March 31, 2025 6,730,642 5,242,382 10,150,421 927,480 249,359 23,300,284 Balance on December 31, 2025 6,605,003 5,659,298 12,441,232 858,992 175,134 25,739,659 Additions / (reductions) 22,027 244,877 1,840,366 - 13,473 2,120,743 Amortization (2) - (470,760) (735,841) (52,065) (16,905) (1,275,571) Balance on March 31, 2026 6,627,030 5,433,415 13,545,757 806,927 171,702 26,584,831 (1) Rate of amortization: acquisition of rights to provide financial services, customer portfolio and others in accordance with contract agreement and software – up to 10%; and (2) The difference of R$107,862 thousand (2025 - R$103,016 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Statement of income in the caption "Insurance and pension income". BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 49 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Composition of goodwill by segment R$ thousands On March 31, 2026 On December 31, 2025 Banking 6,101,977 6,101,977 Insurance 525,053 503,026 Total 6,627,030 6,605,003 The Cash Generation Units (CGUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment. We did not incur any goodwill impairment losses in the period ended March 31, 2026 and 2025. 16) OTHER ASSETS R$ thousands On March 31, 2026 On December 31, 2025 Financial assets (1) (2) 92,970,758 73,426,822 Foreign exchange transactions (3) 45,339,328 31,881,934 Debtors for guarantee deposits (4) 23,777,270 23,808,198 Securities trading 9,538,644 6,014,189 Trade and credit receivables 7,461,832 5,904,620 Receivables 6,853,684 5,817,881 Other assets 22,633,294 17,284,492 Other debtors 5,720,722 5,170,650 Prepaid expenses (5) 10,251,709 5,081,590 Interbank and interdepartmental accounts 159,633 139,613 Others (6) 6,501,230 6,892,639 Total 115,604,052 90,711,314 (1) Financial assets accounted for at amortized cost; (2) In the period ended March 31, 2026 and in the year ended December 31, 2025, there were no expected credit losses for other financial assets; (3) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations; (4) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; (5) Includes value corresponding to the advance payment of the monthly contribution to the Credit Guarantee Fund (FGC), made in March 2026, under the single-installment payment modality, which will be deducted from the compulsory reserve requirement on demand and time deposits, pursuant to BCB Resolution No. 551/26, which complements BCB Resolution No. 189. Also includes insurance assets, as described in Note 21; and (6) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property. 17) DEPOSITS FROM BANKS Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method. a) Composition by nature R$ thousands On March 31, 2026 On December 31, 2025 Demand deposits 1,123,273 1,203,130 Interbank deposits 35,047,540 5,485,877 Securities sold under agreements to repurchase 355,183,853 349,702,217 Borrowings 36,861,570 38,999,650 On-lending 33,290,209 31,708,620 Total 461,506,445 427,099,494 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 50 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 18) DEPOSITS FROM CUSTOMERS Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method. R$ thousands On March 31, 2026 On December 31, 2025 Demand deposits 34,022,882 36,792,675 Savings deposits 119,593,392 124,461,404 Time deposits 562,411,204 560,020,072 Total 716,027,478 721,274,151 19) FUNDS FROM SECURITIES ISSUED a) Composition by type of security issued and location R$ thousands On March 31, 2026 On December 31, 2025 Instruments Issued – Brazil: Real estate credit notes 80,473,022 75,321,675 Agribusiness notes 55,817,108 54,287,950 Financial bills 140,195,808 135,672,973 Covered Bonds 23,246,113 23,600,199 Subtotal 299,732,051 288,882,797 Securities – Overseas: MTN Program Issues (1) 15,049,078 11,423,465 Subtotal 15,049,078 11,423,465 Structured Operations Certificates 6,577,832 5,954,420 Total 321,358,961 306,260,682 (1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. b) Changes in securities issued R$ thousands 2026 2025 Opening balances on January 1 306,260,682 257,977,344 Issuance 40,541,641 22,064,677 Interest accrued 10,179,706 5,590,930 Settlement and interest payments (34,892,364) (22,281,001) Exchange variation and others (730,704) (166,274) Balance on March 31 321,358,961 263,185,676 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 51 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 20) SUBORDINATED DEBT a) Composition of subordinated debt Maturity R$ thousands Original term in years Nominal amount On March 31, 2026 On December 31, 2025 In Brazil: Financial bills: 2027 7 13,000 24,784 24,005 2026 8 694,800 1,432,322 1,380,842 2030 8 2,368,200 4,077,579 3,923,963 2027 9 89,700 194,056 187,469 2026 10 92,896 270,181 655,486 2027 10 256,243 606,125 586,866 2028 10 248,300 585,607 567,279 2030 10 124,500 219,115 213,615 2031 10 7,270,000 13,777,613 13,246,380 2032 10 5,378,500 9,235,888 8,884,021 2033 10 531,000 722,773 700,964 2035 10 2,503,500 2,610,392 2,519,653 2036 10 3,552,300 3,586,730 - 2026 11 - - 4,531 2027 11 47,046 123,189 118,795 2028 11 74,764 181,810 176,548 Perpetual 19,064,300 20,978,237 21,524,109 Total (1) 58,626,401 54,714,526 (1) Includes the amount of R$54,761,044 thousand (R$50,648,748 thousand on December 31, 2025), referring to subordinated debt recognized in “Eligible Debt Capital Instruments” for regulatory capital purpose. b) Changes in subordinated debt R$ thousands 2026 2025 Opening balances on January 1 54,714,526 57,458,927 Issuance 3,552,300 5,555,700 Interest accrued 2,100,918 1,963,052 Settlement and interest payments (1,741,343) (6,051,741) Balance on March 31 58,626,401 58,925,938 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 52 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 21) INSURANCE CONTRACTS a) Insurance contract assets and liabilities R$ thousands On March 31, 2026 On December 31, 2025 PAA BBA/VFA Total PAA BBA/VFA Total Total remaining coverage assets and liabilities 1,785,234 409,105,202 410,890,436 2,159,891 400,033,295 402,193,186 Insurance contracts assets (571,551) - (571,551) (545,500) - (545,500) Liability for remaining coverage (LRC) 2,356,785 409,105,202 411,461,987 2,705,391 400,033,295 402,738,686 - Present value of future estimated cash flows on Best Estimated Liability (BEL) - 385,002,625 385,002,625 - 376,309,243 376,309,243 Non-financial risk adjustment (RA) - 1,353,416 1,353,416 - 1,419,950 1,419,950 - Contractual service margin (CSM) - 22,749,161 22,749,161 - 22,304,102 22,304,102 - Premium allocation approach (PAA) 2,356,785 - 2,356,785 2,705,391 - 2,705,391 Liability for incurred claims 15,118,147 1,819,007 16,937,154 15,034,052 1,942,738 16,976,790 - Present value of future estimated cash flows on Best Estimated Liability (BEL) 14,661,400 1,738,184 16,399,584 14,602,721 1,875,947 16,478,668 Non-financial risk adjustment (RA) 456,747 80,823 537,570 431,331 66,791 498,122 Total Insurance contract liabilities 17,474,932 410,924,209 428,399,141 17,739,443 401,976,033 419,715,476 b) Remaining coverage for general model (BBA)/variable fee approach (VFA) R$ thousands On March 31, 2026 On December 31, 2025 Non-Onerous Contracts Onerous contracts Total Non-Onerous Contracts Onerous contracts Total Present value of estimated future cash outflows 459,046,217 29,644,803 488,691,020 442,481,502 29,420,780 471,902,282 - Acquisition costs 4,128,636 90,588 4,219,224 4,114,779 94,408 4,209,187 - Claims and other directly attributable expenses 454,917,581 29,554,215 484,471,796 438,366,723 29,326,372 467,693,095 Present value of estimated future cash inflows (98,840,498) (4,847,897) (103,688,395) (91,025,507) (4,567,532) (95,593,039) Non-financial risk adjustment 749,907 603,509 1,353,416 792,866 627,084 1,419,950 Contractual Service Margin 22,634,828 114,333 22,749,161 22,189,750 114,352 22,304,102 Total remaining coverage of the general model/variable rate model 383,590,454 25,514,748 409,105,202 374,438,611 25,594,684 400,033,295 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 53 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements c) Contracts recognized in the period for general model (BBA)/variable rate approach (VFA) R$ thousands On March 31, 2026 On December 31, 2025 Non-Onerous Contracts Onerous contracts Total Non-Onerous Contracts Onerous contracts Total Present value of estimated future cash outflows 14,862,161 713,716 15,575,877 26,807,917 416,379 27,224,296 - Acquisition costs 104,146 - 104,146 142,820 8 142,828 - Claims and other directly attributable expenses 14,758,015 713,716 15,471,731 26,665,097 416,371 27,081,468 Present value of estimated future cash inflows (16,300,024) (598,431) (16,898,455) (28,859,254) (365,663) (29,224,917) Non-financial risk adjustment 21,370 15,753 37,123 49,628 2,896 52,524 Contractual Service Margin 1,416,493 211 1,416,704 2,001,743 88 2,001,831 Total remaining coverage of the general model/variable rate model - 131,249 131,249 34 53,700 53,734 d) Realization of contractual service margin R$ thousands Due within one year 1 to 2 years 2 to 3 years 3 to 4 years 4 to 5 years More than 5 years Total Issued Insurance Contracts - Insurance Contract 3,194,847 2,656,694 2,229,321 2,003,590 1,854,018 10,810,691 22,749,161 General model/variable fee approach on March 31, 2026 3,194,847 2,656,694 2,229,321 2,003,590 1,854,018 10,810,691 22,749,161 Issued Insurance Contracts - Insurance Contract 3,096,388 2,627,326 2,196,746 1,874,844 1,905,095 10,603,703 22,304,102 General model/variable fee approach on December 31, 2025 3,096,388 2,627,326 2,196,746 1,874,844 1,905,095 10,603,703 22,304,102 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 54 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements e) Changes of the remaining coverage and claims incurred Recognized values for coverage R$ thousands BBA/VFA PAA Total Excluding Loss Component Loss Component TOTAL BBA/VFA -Premium allocation BEL approach Non-financial risk adjustment CSM BEL Opening of direct assets - - - - - (545,500) (545,500) Opening of direct liabilities 368,492,759 1,419,950 22,352,414 7,768,172 400,033,295 2,705,391 402,738,686 Opening balances on January 1, 2026 368,492,759 1,419,950 22,352,414 7,768,172 400,033,295 2,159,891 402,193,186 Changes related to current period (Insurance revenue) (1,407,267) (39,143) (456,462) - (1,902,872) (14,261,103) (16,163,975) Total retrospective method contracts (95,792) (4,740) (122,024) - (222,556) - (222,556) Fair value transition method contracts (1,050,803) (27,964) (95,133) - (1,173,900) - (1,173,900) Issuance of contracts after transition (Other contracts) (258,101) (6,439) (239,305) - (503,845) - (503,845) Appropriation related to best output estimate (2,571) - - - (2,571) - (2,571) Appropriation relating to contracts premium allocation approach - - - - - (14,261,103) (14,261,103) Technical changes related to future periods 824,470 (60,399) 467,276 131,249 1,362,596 (749,200) 613,396 Changes in estimates that adjust the contractual service margin 2,123,515 (95,272) (2,028,243) - - - - Changes in estimates that do not adjust the contractual service margin (OCI) (70,872) (2,250) - - (73,122) - (73,122) Appropriation/constitution regarding best output estimate 225,654 - 1,607,147 - 1,832,801 - 1,832,801 Contracts initially recognized in the period (1,453,827) 37,123 888,372 131,249 (397,083) (749,200) (1,146,283) Insurance expenses 63,461 - - 17,039 80,500 1,186,422 1,266,922 Constitution of onerous contracts - - - 17,039 17,039 - 17,039 Acquisition cost 63,461 - - - 63,461 1,186,422 1,249,883 Financial expenses 11,230,716 33,008 385,933 25,678 11,675,335 - 11,675,335 Financial expenses of insurance contracts 11,230,716 33,008 385,933 25,678 11,675,335 - 11,675,335 Estimated cash flows (2,143,652) - - - (2,143,652) 13,449,224 11,305,572 Premiums received 9,523,914 - - - 9,523,914 14,761,896 24,285,810 Investment component (11,539,140) - - - (11,539,140) - (11,539,140) Insurance acquisition costs cash flow (128,426) - - - (128,426) (1,312,672) (1,441,098) Ending balance on March 31, 2026 of remaining coverage assets and liabilities 377,060,487 1,353,416 22,749,161 7,942,138 409,105,202 1,785,234 410,890,436 Closing of direct assets - - - - - (571,551) (571,551) Closing of direct liabilities 377,191,736 1,353,416 22,749,161 7,810,889 409,105,202 2,356,785 411,461,987 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 55 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Recognized values for coverage R$ thousands BBA/VFA PAA Total Excluding Loss Component Loss Component TOTAL BBA/VFA -Premium allocation BEL approach Non-financial risk adjustment CSM BEL Opening of direct assets - - - - - (366,383) (366,383) Opening of direct liabilities 326,129,277 1,713,661 24,695,113 7,459,691 359,997,742 3,413,117 363,410,859 Opening balances on January 1, 2025 326,129,277 1,713,661 24,695,113 7,459,691 359,997,742 3,046,734 363,044,476 Changes related to current period (Insurance revenue) (1,324,480) (46,236) (390,583) - (1,761,299) (13,026,887) (14,788,186) Total retrospective method contracts (117,680) (5,526) (135,874) - (259,080) - (259,080) Fair value method contracts (1,015,134) (36,017) (114,771) - (1,165,922) - (1,165,922) Issuance of contracts after transition (Other contracts) (201,779) (4,693) (139,938) - (346,410) - (346,410) Appropriation related to best output estimate 10,113 - - - 10,113 - 10,113 Appropriation relating to contracts premium allocation approach - - - - - (13,026,887) (13,026,887) Technical changes related to future periods 1,081,254 127,152 633,812 - 1,842,218 (830,236) 1,011,982 Changes in estimates that adjust the contractual service margin 1,044,171 46,443 (1,099,556) - (8,942) - (8,942) Changes in estimates that do not adjust the ontractual service margin (OCI) 332,983 28,185 - - 361,168 - 361,168 Appropriation/constitution regarding best output estimate 1,818 - 209,287 - 211,105 - 211,105 Contracts initially recognized in the period (297,718) 52,524 1,524,081 - 1,278,887 (830,236) 448,651 Insurance expenses 61,916 - - 895,289 957,205 1,047,617 2,004,822 Constitution of onerous contracts - - - 895,289 895,289 - 895,289 Acquisition cost 61,916 - - - 61,916 1,047,617 1,109,533 Financial expenses 9,534,438 27,432 264,935 - 9,826,805 - 9,826,805 Financial expenses of insurance contracts 9,534,438 27,432 264,935 - 9,826,805 - 9,826,805 Cash flows (225,228) - - - (225,228) 12,760,220 12,534,992 Premiums received 12,401,365 - - - 12,401,365 13,773,429 26,174,794 Investment component (12,477,902) - - - (12,477,902) - (12,477,902) Insurance acquisition costs cash flow (148,691) - - - (148,691) (1,013,209) (1,161,900) Ending balance on March 31, 2025 of remaining coverage assets and liabilities 335,257,177 1,822,009 25,203,277 8,354,980 370,637,443 2,997,448 373,634,891 Closing of direct assets - - - - - (382,885) (382,885) Closing of direct liabilities 335,257,177 1,822,009 25,203,277 8,354,980 370,637,443 3,380,333 374,017,776 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 56 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements f) Changes in liabiltiy for incurred claims (LIC) R$ thousands LIC - BBA e VFA LIC - PAA TOTAL LIC BEL RA Total liability for incurred claims - BBA and VFA BEL RA Total liability for incurred - claims - PAA Balance on December 31, 2024 1,788,775 65,439 1,854,214 13,109,371 418,375 13,527,746 15,381,960 Costs of providing insurance 849,798 3,574 853,372 8,844,149 (5,955) 8,838,194 9,691,566 Claims incurred and other insurance expenses 849,798 3,574 853,372 8,844,149 (5,955) 8,838,194 9,691,566 Liability adjustments for incurred claims (41,151) 1 (41,150) 49,319 - 49,319 8,169 Financial expenses of insurance contracts 31,876 1,759 33,635 213,376 6,836 220,212 253,847 Changes recognized in other comprehensive income (10,507) 292 (10,215) (75,415) (1,662) (77,077) (87,292) Estimated cash flows (792,921) - (792,921) (8,942,626) - (8,942,626) (9,735,547) Claims and other insurance costs paid (792,921) - (792,921) (8,942,626) - (8,942,626) (9,735,547) Balance on March 31, 2025 1,825,870 71,065 1,896,935 13,198,174 417,594 13,615,768 15,512,703 Balance on December 31, 2025 1,875,947 66,791 1,942,738 14,602,721 431,331 15,034,052 16,976,790 Costs of providing insurance 459,699 12,017 471,716 9,976,339 13,250 9,989,589 10,461,305 Claims incurred and other insurance expenses 459,699 12,017 471,716 9,976,339 13,250 9,989,589 10,461,305 Liability adjustments for incurred claims 51,284 - 51,284 (61,393) - (61,393) (10,109) Financial expenses of insurance contracts 49,216 2,043 51,259 366,848 12,329 379,177 430,436 Changes recognized in other comprehensive income 4,590 (28) 4,562 38,154 (163) 37,991 42,553 Estimated cash flows (702,552) - (702,552) (10,261,269) - (10,261,269) (10,963,821) Claims and other insurance costs paid (702,552) - (702,552) (10,261,269) - (10,261,269) (10,963,821) Balance on March 31, 2026 1,738,184 80,823 1,819,007 14,661,400 456,747 15,118,147 16,937,154 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 57 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements g) Contractual service margin R$ thousands Three-month period ended on March 31 2026 2025 Contracts measured at fair value in transition Contracts measured the full retrospective method Issuance of contracts after transition (Other contracts) Total Contracts measured at fair value in transition Contracts measured the full retrospective method Issuance of contracts after transition (Other contracts) Total Opening balances 4,410,167 6,389,910 11,552,337 22,352,414 7,215,705 8,414,912 9,064,496 24,695,113 Changes from the current period (95,133) (122,024) (239,305) (456,462) (114,771) (135,874) (139,938) (390,583) - Contractual service margin recognized in the period (95,133) (122,024) (239,305) (456,462) (114,771) (135,874) (139,938) (390,583) Changes in relation to future periods 18,942 (37,957) 486,291 467,276 23,386 17,628 592,798 633,812 - Contracts initially recognized 45,792 15,613 826,967 888,372 101,304 52,183 1,370,594 1,524,081 - Changes in estimates that adjust the contractual service margin (26,850) (53,570) (340,676) (421,096) (77,918) (34,555) (777,796) (890,269) Total technical changes (76,191) (159,981) 246,986 10,814 (91,385) (118,246) 452,860 243,229 Financial expenses of insurance contracts 16,506 119,918 249,509 385,933 8,240 104,011 152,684 264,935 Balance on March 31 4,350,482 6,349,847 12,048,832 22,749,161 7,132,560 8,400,677 9,670,040 25,203,277 h) Changes in other comprehensive income R$ thousands Three-month period ended on March 31 2026 2025 Opening balances 4,515,780 3,614,624 Changes in other comprehensive income 18,393 (165,018) Income and expenses recognized in the period in Other comprehensive income 30,569 (273,876) Deferred taxes (12,176) 108,858 Balance on March 31 4,534,173 3,449,606 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 58 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements i) Insurance income R$ thousands Three-month period ended on March 31 2026 2025 Amounts related to changes in liabilities for remaining coverage (LRC) 16,163,975 14,788,186 Outputs related to general model contracts 1,407,267 1,324,479 Expected claims incurred and Expenses 1,341,235 1,272,676 - Recovery of Acquisition Cash Flow 63,461 61,916 - Experience Adjustments 2,571 (10,113) Non-financial risk adjustment change 39,143 46,237 Contractual service margin recognized for general model and variable rate 456,462 390,583 Income related to contracts measured under premium allocation approach 14,261,103 13,026,887 Insurance Revenue 16,163,975 14,788,186 j) Insurance financial expense R$ thousands Three-month period ended on March 31 2026 2025 Changes in obligation to pay arising from return on investment (1,872,465) (4,886,054) Interest on monetary adjustment of insurance liabilities (10,233,306) (5,194,598) Amounts recognized in statements of income (12,105,771) (10,080,652) Effect of changes in interest rates 30,569 (273,876) Amounts recognized in other comprehensive income 30,569 (273,876) Financial expenses of insurance contracts (12,075,202) (10,354,528) BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 59 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements k) Claims development The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances. Occurrence/Payment R$ thousands Payment year 1 Payment year 2 Payment year 3 Payment year 4 Payment year 5 Payment year 6 Payment year 7 Payment year 8 Payment year 9 Payment year 10 Year of occurrence 1 3,448,655 3,699,756 3,366,221 3,358,997 3,384,728 3,398,667 3,410,349 3,410,597 3,417,620 3,432,628 Year of occurrence 2 3,393,887 3,800,207 3,443,635 3,430,409 3,454,480 3,461,053 3,472,060 3,477,856 3,486,563 - Year of occurrence 3 3,071,652 3,424,447 3,120,260 3,139,454 3,151,462 3,157,111 3,177,594 3,182,563 - - Year of occurrence 4 3,108,687 3,471,062 3,224,976 3,252,061 3,253,485 3,266,356 3,281,945 - - - Year of occurrence 5 3,265,991 3,662,438 3,162,257 3,152,987 3,171,846 3,190,375 - - - - Year of occurrence 6 4,534,467 4,593,212 4,340,026 4,346,132 4,388,522 - - - - - Year of occurrence 7 4,590,032 5,053,836 4,853,216 4,878,335 - - - - - - Year of occurrence 8 33,594,564 34,614,310 34,500,534 - - - - - - - Year of occurrence 9 34,768,766 35,555,314 - - - - - - - - Year of occurrence 10 30,773,999 - - - - - - - - - Payments accumulated up to March 31, 2026 30,773,999 35,555,314 34,500,534 4,878,335 4,388,522 3,190,375 3,281,945 3,182,563 3,486,563 3,432,628 Estimate of claims on March 31, 2026 44,876,372 37,176,870 35,080,751 5,170,588 4,622,339 3,342,308 3,368,999 3,250,164 3,539,423 3,432,628 Estimated claims payable on March 31, 2026 14,102,373 1,621,556 580,217 292,253 233,817 151,933 87,054 67,601 52,860 - R$ thousands Estimated claims payable 17,189,664 Adjustment to present value (1,264,200) Adjustment for non-financial risk 267,480 Other estimates 744,210 Liabilities for claims incurred on March 31, 2026 16,937,154 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 60 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES a) Contingent assets Bradesco is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable. Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits. I) Labor claims These are claims brought by former employees and outsourced employees seeking indemnifications. The constitution of the provision, considers the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and monetary correction of the averages calculated, in addition to individual assessment in specific cases. II) Civil claims These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned, following criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite being confident it complied with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 61 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many customers will do so. III) Provision for tax risks The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS and Cofins - R$3,519,776 thousand (R$3,467,535 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$972,867 thousand (R$951,899 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and - INSS – Contribution to SAT – R$569,077 thousand (R$560,495 thousand on December 31, 2025): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; - Pension Contributions – R$11,442 thousand (R$11,293 thousand on December 31, 2025): related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 62 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements IV) Change in provisions by nature R$ thousands Labor Civil Tax Total Balance on December 31, 2025 4,361,652 6,918,859 6,749,842 18,030,353 Adjustment for inflation 27,504 81,748 73,332 182,584 Provisions, net of (reversals and write-offs) 618,060 698,731 28,637 1,345,428 Payments (640,780) (734,437) (369,511) (1,744,728) Balance on March 31, 2026 4,366,436 6,964,901 6,482,300 17,813,637 Balance on December 31, 2024 2,613,403 7,827,251 7,457,160 17,897,814 Adjustment for inflation 67,537 128,554 122,454 318,545 Provisions, net of (reversals and write-offs) 895,689 303,624 71,850 1,271,163 Payments (861,740) (770,951) (37,028) (1,669,719) Balance on March 31, 2025 2,714,889 7,488,478 7,614,436 17,817,803 c) Contingent liabilities classified as possible losses The Organization maintains a system to monitor all administrative and judicial proceedings in which its Organization companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the condensed consolidated interim financial statements and totaled, on March 31, 2026, for labor claims R$1,461,896 thousand (R$1,456,696 thousand December 31, 2025), for civil claims R$11,495,186 thousand (R$11,124,335 thousand on December 31, 2025) and for tax proceedings R$38,254,362 thousand (R$43,095,893 thousand on December 31, 2025). The main tax proceedings with this classification are: - COFINS – 1999 to 2014 – R$10,621,846 thousand (R$10,475,878 thousand on December 31, 2025): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL – 2006 to 2021 – R$7,778,974 thousand (R$7,749,082 thousand on December 31, 2025), relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note – 2012 to 2015 – R$6,469,099 thousand (R$11,141,274 thousand on December 31, 2025): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization. In the three-month period ended March 31, 2026, the Organization opted to settle debts, considering the benefits provided for in Law No. 14,689/2023 (Quality Vote Law), resulting in the exclusion of interest and fines and the settlement of the principal through full use of CSLL Tax Loss and Negative Base credits, in the amount of R$1,780,614 thousand; - IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,418,537 thousand (R$3,502,232 thousand on December 31, 2025): relating to disallowance of expenses with credit losses; BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 63 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements - PIS and COFINS notifications and disallowances of compensations – R$2,021,379 thousand (R$1,967,940 thousand on December 31, 2025): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; - Interest on Own Capital (TJLP) – Base year 2019 to 2021 – R$957,421 thousand (R$933,359 thousand on December 31, 2025): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); - IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,647 thousand (R$835,865 thousand on December 31, 2025): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and - PLR - Profit Sharing - Base years from 2009 to 2011 - R$205,295 thousand (R$202,467 thousand on December 31, 2025): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00. 23) OTHER LIABILITIES a) Other liabilities R$ thousands On March 31, 2026 On December 31, 2025 Financial liabilities 149,904,563 117,391,205 Credit card transactions (1) 53,139,625 49,053,015 Foreign exchange transactions (2) 45,615,655 32,050,063 Loan assignment obligations 2,858,685 3,488,479 Capitalization bonds 10,375,106 10,266,997 Securities trading 34,825,497 19,285,262 Lease liabilities (Note 23b) 3,089,995 3,247,389 Other liabilities 64,907,046 59,109,914 Third party funds in transit (3) 4,513,155 6,130,263 Provision for payments 13,548,803 14,897,313 Sundry creditors 9,678,944 7,717,585 Social and statutory 9,832,780 9,111,650 Other taxes payable 1,994,701 2,272,401 Liabilities for acquisition of assets and rights 1,357,233 625,933 Taxes and contributions 6,046,322 1,030,874 Obligations for quotas of investment funds 4,504,764 3,799,034 Other (4) 13,430,344 13,524,861 Total 214,811,609 176,501,119 (1) Refers to amounts payable to merchants; (2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; (3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and (4) Includes credits for resources to be released and obligations for payment resources. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 64 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements b) Lease liabilities R$ thousands Closing balance on December 31, 2025 3,247,390 Remeasurement and new contracts 41,978 Payments (278,343) Appropriation of financial charges 78,970 Final balance as of March 31, 2026 3,089,995 Closing balance on December 31, 2024 3,149,771 Remeasurement and new contracts 854,063 Payments (372,709) Appropriation of financial charges 87,557 Final balance as of March 31, 2025 3,718,682 Maturity of the leases The maturity of these financial liabilities as of March 31, 2026 is divided as follows: R$734,429 thousand up to one year (R$730,937 thousand up to 1 year as of December 31, 2025), R$1,736,412 thousand between 1 and 5 years (R$1,730,439 thousand between one to five years as of December 31, 2025) and R$495,236 thousand over 5 years (R$495,566 thousand over 5 years as of December 31, 2025). 24) LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS The table below summarizes the total risk represented by loan commitments and financial guarantee contracts: R$ thousands On March 31, 2026 On December 31, 2025 Loan commitments (1) 364,386,539 358,376,828 Financial guarantees (2) 122,698,116 125,119,738 Letters of credit for imports 690,959 356,071 Total 487,775,614 483,852,637 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments. The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management. We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 65 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 25) EQUITY a) Capital and shareholders’ rights i. Composition of share capital in number of shares The share capital, which is fully subscribed and paid, is divided into registered shares with no par value. On March 31, 2026 On December 31, 2025 Common 5,303,870,781 5,303,870,781 Preferred 5,288,141,247 5,288,141,247 Subtotal 10,592,012,028 10,592,012,028 Treasury (common shares) (1) (10,650,000) (7,500,000) Treasury (preferred shares) (1) (10,650,000) (7,500,000) Total outstanding shares 10,570,712,028 10,577,012,028 (1) In February 2026, 6,300,000 shares were acquired in Treasury, of which 3,150,000 were common shares and 3,150,000 were preferred shares. All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share. In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain. b) Changes in share capital In the Special Shareholders’ Meeting of March 10, 2026, the approval was proposed by the Board of Directors to increase the capital stock by R$6,670,000 thousand, increasing it from R$87,100,000 thousand to R$93,770,000 thousand, without issuing shares, through the capitalization of part of the balance of the account “Profit Reserves - Legal Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76. c) Reserves Capital reserves The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them. Revenue reserves In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the condensed BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 66 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements consolidated interim financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses but cannot be distributed in the form of dividends. The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Company’s paid-in capital share amount. d) Interest on equity/Dividends The distribution of income is calculated on adjusted net income, as presented in the condensed consolidated interim financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. At a meeting of the Board of Directors on March 25, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2026, in the amount of R$3,000,000 thousand, of which R$0.270307744 per common share and R$0.297338519 per preferred share, whose payment will occur until October 30, 2026. Interest on shareholders’ equity for the three-month period ended March 31, 2026, is calculated as follows: R$ thousands % (1) Adjusted net income, as presented in the Condensed Consolidated Interim Financial Statements prepared in accordance with accounting practices adopted in Brazil 5,030,151 (-) Legal reserve 251,508 Adjusted calculation basis 4,778,643 Monthly and intermediary interest on shareholders’ equity (gross), paid 574,552 Provisioned intermediary interest on shareholders’ equity (gross) 3,000,000 Additional provisioned interest on equity (gross) 379,730 Withholding income tax on interest on shareholders' equity (691,999) Interest on shareholders' equity (net) accumulated on March 31, 2026 3,262,283 68.27 Interest on shareholders' equity (net) accumulated on March 31, 2025 2,766,079 50.18 (1) Percentage of interest on shareholders’ equity/the adjusted calculation basis. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 67 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Interest on equity was paid or recognized in provisions, as follows: Description R$ thousands Per share (gross) Gross amount provisioned/ paid Withholding Income Tax (IRRF) (17.5%) (2) Net provisioned/ paid amount Common Preferred Monthly interest on shareholders’ equity paid 0.051749 0.056924 574,552 100,547 474,005 Intermediary interest provisioned on shareholders’ equity (1) 0.270308 0.297339 3,000,000 525,000 2,475,000 Supplementary interest on shareholders’ equity provisioned 0.034194 0.037614 379,730 66,452 313,278 Total accrued on March 31, 2026 0.356251 0.391877 3,954,282 691,999 3,262,283 Description R$ thousands Per share (gross) Gross amount provisioned/ paid Withholding Income Tax (IRRF) (15%) Net provisioned/ paid amount Common Preferred Monthly interest on shareholders’ equity paid 0.051750 0.056923 575,269 86,290 488,979 Intermediary interest provisioned on shareholders’ paid 0.207112 0.227824 2,300,000 345,000 1,955,000 Supplementary interest on shareholders’ equity paid 0.034123 0.037536 378,941 56,841 322,100 Total accrued on March 31, 2025 0.292985 0.322283 3,254,210 488,131 2,766,079 (1) To be paid by October 30, 2026; and (2) Increase in the rate from January 1, 2026, according to Complementary Law No. 224/2025. e) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock. On March 31, 2026, 10,650,000 commmon share and 10,650,000 preferred shares remained in treasury, amounting to R$119,966 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$12.14 and R$17.68 and per preferred share (PN) is R$11.53, R$13.47 and R$20.40 respectively. 26) EARNINGS PER SHARE a) Basic earnings per share The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below: Three-month period ended on March 31 2026 2025 Net earnings attributable to the Organization's common shareholders (R$ thousand) 2,465,685 2,668,966 Net earnings attributable to the Organization’s preferred shareholders (R$ thousand) 2,712,255 2,935,863 Weighted average number of common shares outstanding (thousands) 5,294,516 5,300,118 Weighted average number of preferred shares outstanding (thousands) 5,278,786 5,284,388 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 0.47 0.50 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 0.51 0.56 b) Diluted earnings per share Diluted earnings per share are the same as basic earnings per share since there are no BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 68 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements potentially dilutive instruments. 27) NET INTEREST INCOME R$ thousands Three-month period ended on March 31 2026 2025 Interest and similar income Loans and advances to financial institutions 10,898,337 7,680,581 Loans and advances to customers: - Loans 31,922,946 27,554,764 - Leases 248,999 116,672 Financial assets: - Measured at fair value through profit or loss 14,769,392 14,079,103 - Fair value through other comprehensive income 3,342,968 3,002,010 - At amortized cost 8,768,691 7,408,236 Compulsory deposits with the Central Bank 3,148,462 2,582,573 Other financial interest income 23,789 5,278 Total 73,123,584 62,429,217 Interest and similar expenses Deposits from banks: - Interbank deposits (291,615) (47,204) - Funding in the open market (11,473,657) (8,119,122) - Borrowings and on-lending (3,938,166) (1,653,544) Deposits from customers: - Savings accounts (2,077,762) (2,185,122) - Time deposits (13,402,629) (9,997,211) Funds from securities issued (10,181,302) (5,590,930) Subordinated debt (2,100,918) (1,963,051) Liabilities of insurance contracts (12,105,771) (10,333,950) Technical capitalization provisions (218,086) (193,623) Total (55,789,906) (40,083,757) Net interest income 17,333,678 22,345,460 28) FEE AND COMMISSION INCOME R$ thousands Three-month period ended on March 31 2026 2025 Fee and commission income Credit card income 2,691,634 2,478,953 Current accounts 1,570,210 1,686,547 Collections 588,641 346,428 Loans 844,566 597,221 Asset management 358,964 329,693 Consortium management 309,312 707,157 Custody and brokerage services 637,019 353,488 Capital Markets / Financial Advisory Services 409,008 361,238 Payments 102,197 95,950 Other 369,135 344,869 Total 7,880,686 7,301,544 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 69 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS R$ thousands Three-month period ended on March 31 2026 2025 Investments in securities (27,068) (2,103,678) Derivative financial instruments 742,619 758,451 Total 715,551 (1,345,227) 30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities. 31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS Net gains and losses on foreign currency transactions primarily consist mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency. 32) INSURANCE SERVICE RESULT R$ thousands Three-month period ended on March 31 2026 2025 Revenue from PAA contracts 14,261,104 13,026,887 Revenue from BBA contracts 1,897,761 1,759,301 Revenue from VFA contracts 5,110 1,998 Insurance and pension plans revenue 16,163,975 14,788,186 Claims incurred (10,237,740) (9,451,185) Acquisition costs (1,249,883) (1,109,533) Administrative expenses (878,575) (854,542) Onerous contracts (17,039) (895,289) Reinsurance result 9,657 (12,961) Insurance and pension expenses (12,373,580) (12,323,510) Insurance services result 3,790,395 2,464,676 33) PERSONNEL EXPENSES R$ thousands Three-month period ended on March 31 2026 2025 Salaries (3,298,316) (3,016,522) Benefits (1,222,501) (1,282,754) Social security charges (1,016,935) (1,097,427) Employee profit sharing (562,300) (456,229) Training (13,294) (18,576) Total (6,113,346) (5,871,508) BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 70 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 34) OTHER ADMINISTRATIVE EXPENSES R$ thousands Three-month period ended on March 31 2026 2025 Outsourced services (969,665) (1,325,273) Communication (153,578) (151,680) Data processing (896,618) (629,116) Advertising and marketing (295,798) (268,402) Asset maintenance (241,386) (298,079) Financial system (404,355) (468,378) Rental (26,293) (24,931) Security and surveillance (112,483) (123,294) Transport (133,730) (151,057) Water, electricity and gas (72,800) (78,843) Supplies (27,710) (27,319) Travel (42,294) (33,803) Other (511,790) (560,036) Total (3,888,500) (4,140,211) 35) DEPRECIATION AND AMORTIZATION R$ thousands Three-month period ended on March 31 2026 2025 Amortization expenses (1,167,709) (1,132,254) Depreciation expenses (515,021) (538,731) Total (1,682,730) (1,670,985) 36) OTHER OPERATING INCOME/(EXPENSES) R$ thousands Three-month period ended on March 31 2026 2025 Tax expenses (2,136,394) (2,073,779) Legal provision (1,527,691) (1,586,049) Income from sales of non-current assets, investments, and property and equipment, net 51,839 283,196 Card sales expenses (1,233,428) (1,060,054) Other (1) (1,430,520) (912,561) Total (6,276,194) (5,349,247) (1) Composed mainly of operating income and expenses whose balances are not individually relevant and have no specific classification. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 71 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 37) INCOME TAX AND SOCIAL CONTRIBUTION a) Calculation of income tax and social contribution charges R$ thousands Three-month period ended on March 31 2026 2025 Income before income taxes 7,830,098 6,062,918 Total burden of income tax (25%) and social contribution (20%) at the current rates (3,523,544) (2,728,313) Effect of additions and exclusions in the tax calculation: Share of profit of associates and joint ventures 201,700 174,554 Non-taxable income net of non-deductible expenses 333,848 144,958 Interest on shareholders' equity 1,779,427 1,464,395 Other amounts (1) (1,390,984) 557,150 Income tax and social contribution for the period (2) (2,599,553) (387,256) (1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; (ii) write-off of tax losses and negative basis for settling debts with the benefit of Law 14,689/23 (Quality Vote Law) in the amount of R$1,780,614 thousand (Note 22c); and (iii) incentive deductions; and (2) On March 31, 2026, IRPJ and CSLL expenses are made up of R$ (2,462,920) thousand of current taxes (2025 - R$ (2,305,137) thousand) and R$ (136,633) thousand of deferred taxes (2025 - R$ 1,917,881 thousand). b) Deferred income tax and social contribution presented in the consolidated statement of financial position R$ thousands Balance on December 31, 2025 Amount recorded Amount realized Balance on March 31, 2026 Expected credit losses associated with credit risk 81,719,902 3,388,114 (5,336,867) 79,771,149 Civil provisions 2,987,706 83,302 (59,637) 3,011,371 Tax provisions 2,714,477 45,363 (15,038) 2,744,802 Labor provisions 1,943,850 52,453 (50,530) 1,945,773 Non-current assets held for sale and discontinued operations 640,225 69,367 (70,649) 638,943 Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives 34,105 895 (21,876) 13,124 Other 6,407,842 728,760 (593,962) 6,542,640 Total deductible taxes on temporary differences 96,448,107 4,368,254 (6,148,559) 94,667,802 Income tax and social contribution losses in Brazil and overseas 18,682,204 4,372,167 (1,837,604) 21,216,767 Subtotal 115,130,311 8,740,421 (7,986,163) 115,884,569 Adjustment to fair value of securities measured at fair value through other comprehensive income 1,592,382 192,513 (431,575) 1,353,320 Total deferred tax assets (1) 116,722,693 8,932,934 (8,417,738) 117,237,889 Deferred tax liabilities (1) 7,381,018 1,221,024 (330,133) 8,271,909 Net deferred taxes (1) 109,341,675 7,711,910 (8,087,605) 108,965,980 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 72 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements R$ thousands Balance on December 31, 2024 Amount recorded Amount realized Balance on March 31, 2025 Expected credit losses associated with credit risk 71,073,481 12,180,932 (10,100,638) 73,153,775 Civil provisions 3,427,730 91,742 (249,416) 3,270,056 Tax provisions 3,428,498 78,026 (19,070) 3,487,454 Labor provisions 1,165,970 72,770 (29,726) 1,209,014 Non-current assets held for sale and discontinued operations 699,334 66,915 (70,451) 695,798 Adjustment to fair value of securities 15,813 116,617 (3,427) 129,003 Other 6,276,456 1,627,876 (1,875,797) 6,028,535 Total deductible taxes on temporary differences 86,087,282 14,234,878 (12,348,525) 87,973,635 Income tax and social contribution losses in Brazil and overseas 18,755,350 584,039 (64,210) 19,275,179 Subtotal 104,842,632 14,818,917 (12,412,735) 107,248,814 Adjustment to fair value of financial assets measured at fair value through profit or loss and derivatives 2,356,352 226,577 (358,690) 2,224,239 Total deferred tax assets (1) 107,198,984 15,045,494 (12,771,425) 109,473,053 Deferred tax liabilities (1) 7,055,107 800,404 (312,103) 7,543,408 Net deferred taxes (1) 100,143,877 14,245,090 (12,459,322) 101,929,645 (1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(6,171,836) thousand in 2026 (R$(5,485,087) thousand in 2025). c) Expected realization of deferred tax assets on temporary differences and carryforward tax losses On March 31, 2026 - R$ thousand Temporary differences Carry-forward tax losses Total Income tax Social contribution Income tax Social contribution 2026 6,199,237 4,830,794 2,277,254 1,736,961 15,044,246 2027 8,629,130 6,826,941 165,920 60,868 15,682,859 2028 7,292,974 5,773,359 301,287 174,126 13,541,746 2029 6,581,017 5,213,842 658,928 452,632 12,906,419 2030 5,760,448 4,443,187 1,017,146 745,044 11,965,825 2031 4,139,995 3,243,321 1,588,955 1,185,352 10,157,623 2032 3,652,264 2,878,772 1,850,460 1,407,351 9,788,847 2033 3,434,767 2,714,860 2,169,141 1,720,778 10,039,546 2034 3,532,791 2,742,496 1,509,238 1,836,355 9,620,880 2035 3,795,817 2,981,790 137,674 221,297 7,136,578 Total 53,018,440 41,649,362 11,676,003 9,540,764 115,884,569 The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for deductibility of credit losses, established by Laws No. 14,467/22 and No. 15,078/24. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 73 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements d) Deferred tax liabilities R$ thousands Balance on December 31, 2025 Amount recorded Amount realized Balance on March 31, 2026 Fair value adjustment to securities and derivative financial instruments 474,115 680,278 (160,194) 994,199 Difference in depreciation 1,055,737 95,888 - 1,151,625 Monetary adjustment of judicial deposits 2,222,169 88,016 (10,866) 2,299,319 Other 3,628,997 356,842 (159,073) 3,826,766 Total deferred tax liabilities 7,381,018 1,221,024 (330,133) 8,271,909 R$ thousands Balance on December 31, 2024 Amount recorded Amount realized Balance on March 31, 2025 Fair value adjustment to securities and derivative financial instruments 443,139 64,829 (206,878) 301,090 Difference in depreciation 726,203 94,732 - 820,935 Monetary adjustment of judicial deposits 2,008,528 68,788 (8,816) 2,068,500 Other 3,877,237 572,055 (96,409) 4,352,883 Total deferred tax liabilities 7,055,107 800,404 (312,103) 7,543,408 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 74 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements e) Income tax and social contribution on adjustments recognized directly in other comprehensive income R$ thousands On March 31, 2026 On March 31, 2025 Before tax Tax (expense)/ benefit Net of tax Before tax Tax (expense)/ benefit Net of tax Debt instruments measured at fair value through other comprehensive income 706,185 (322,584) 383,601 566,858 (237,202) 329,656 Exchange differences on translations of foreign operations (286,171) 128,777 (157,394) (363,176) 163,429 (199,747) Insurance contracts 30,569 (12,176) 18,393 (273,876) 108,858 (165,018) Other 16 (7) 9 (1,351) 608 (743) Total 450,599 (205,990) 244,609 (71,545) 35,693 (35,852) BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 75 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 38) OPERATING SEGMENTS The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries. The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds. The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments. Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York (USA), one branch in Grand Cayman (UK), and one branch in London (England), mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg, LUX), Bradesco Securities, Inc. (New York, USA), Bradesco Securities UK Limited (London, UK), Cidade Capital Markets Ltd. (Grand Cayman, UK), Bradesco Securities Hong Kong Limited (Hong Kong, CHN), Bradesco Trade Services Limited (Hong Kong, CHN), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico City, MEX) and Bradesco Bank (Florida, USA). No revenue from transactions with a single customers or counterparty represented 10% or more of the Company’s revenue for the period ended on March 31, 2026 and 2025. All transactions between operating segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in “Other operations, adjustments and eliminations”. Income and expenses directly associated with each segment are included in determining business-segment performance. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 76 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements On March 31, 2026 - R$ thousands Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Revenue from financial intermediation (4) 67,579,608 2,297,413 94,525 (111,396) 69,860,150 (367,187) (674,148) 9,295,230 78,114,045 Expenses from financial intermediation (45,678,478) - - 111,912 (45,566,566) 333,541 1,769,476 (12,326,357) (55,789,906) Financial margin 21,901,130 2,297,413 94,525 516 24,293,584 (33,646) 1,095,328 (3,031,127) 22,324,139 Expected credit losses associated with credit risk (10,458,089) - - - (10,458,089) 116,642 - 1,688,872 (8,652,575) Gross income from financial intermediation 11,443,041 2,297,413 94,525 516 13,835,495 82,996 1,095,328 (1,342,255) 13,671,564 Other income from insurance, pension plans and capitalization bonds - 4,072,951 - 9,236 4,082,187 - - (116,899) 3,965,288 Fee and commission income and income from banking fees 9,794,041 533,084 33,748 (27,637) 10,333,236 (1,783,012) (664,786) (4,752) 7,880,686 Personnel /Administrative Expenses (5) (11,370,220) (1,275,346) (32,662) 73,663 (12,604,565) 637,922 (87,280) 369,347 (11,684,576) Tax expenses (2,019,834) (375,840) (8,228) - (2,403,902) 260,715 - 6,793 (2,136,394) Share of profit (loss) of associates and jointly controlled entities (63,553) 136,281 - - 72,728 375,270 - 225 448,223 IR/CSI and Other income/expenses (5,556,415) (2,628,405) (44,430) (55,778) (8,285,028) 426,109 (343,262) 1,287,935 (6,914,246) Net Income for the period ended March 31, 2026 2,227,060 2,760,138 42,953 - 5,030,151 - - 200,394 5,230,545 Total assets 2,121,751,270 519,559,966 3,026,287 (167,985,999) 2,476,351,524 (27,951,082) (48,217,625) 34,953,516 2,435,136,333 Investments in associates and joint ventures 86,758,859 6,369,709 20,991 (86,307,586) 6,841,973 7,753,320 - (64,768) 14,530,525 Total liabilities 1,906,440,264 473,640,895 182,792 (81,678,413) 2,298,585,538 (27,951,082) (48,217,625) 32,429,096 2 ,254,845,927 (1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the Condensed Consolidated Interim Financial Statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected credit losses for financial assets, business combinations and insurance contracts; (4) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to depreciation and amortization. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 77 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements On March 31, 2025 - R$ thousands Banking Insurance, pension and capitalization bonds Other Activities Eliminations Managerial Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Adjustments (3) Consolidated in accordance with IFRS Revenue from financial intermediation (4) 235,516,116 8,506,979 355,635 (286,293) 244,092,437 (5,190,067) (5,505,872) 36,786,608 270,183,106 Expenses from financial intermediation (154,883,751) (18,430) - 428,749 (154,473,432) 1,530,732 8,416,250 (49,317,303) (193,843,753) Financial margin 80,632,365 8,488,549 355,635 142,456 89,619,005 (3,659,335) 2,910,378 (12,530,695) 76,339,353 Expected credit losses associated with credit risk (36,370,035) - - - (36,370,035) 1,069,096 - 5,692,979 (29,607,960) Gross income from financial intermediation 44,262,330 8,488,549 355,635 142,456 53,248,970 (2,590,239) 2,910,378 (6,837,716) 46,731,393 Other income from insurance, pension plans and capitalization bonds - 13,887,736 - 33,747 13,921,483 - - (1,709,037) 12,212,446 Fee and commission income and income from banking fees 39,563,634 2,061,017 142,372 (133,187) 41,633,836 (8,008,985) (2,469,449) (81,756) 31,073,646 Personnel /Administrative Expenses (5) (46,173,552) (5,138,904) (133,738) 274,376 (51,171,818) 2,410,916 (403,143) 1,586,342 (47,577,703) Tax expenses (7,520,187) (1,484,930) (22,812) - (9,027,929) 899,826 - 38,572 (8,089,531) Share of profit (loss) of associates and jointly controlled entities (225,416) 610,771 - - 385,355 1,776,372 - 900 2,162,627 IR/CSI and Other income/expenses (15,496,030) (8,354,473) (272,913) (317,392) (24,440,808) 5,512,110 (37,786) 6,378,242 (12,588,242) Net Income for the period ended March 31, 2025 14,410,779 10,069,766 68,544 - 24,549,089 - - (624,453) 23,924,636 Total assets 2,036,011,553 507,789,849 3,278,326 (164,478,058) 2,382,601,670 (29,930,004) (45,943,903) 23,599,453 2,330,327,216 Investments in associates and joint ventures 86,292,770 5,612,184 318,322 (86,267,687) 5,955,589 7,392,844 - (64,993) 13,283,440 Total liabilities 1,820,238,662 463,807,578 191,759 (78,210,371) 2,206,027,628 (29,930,004) (45,943,903) 21,224,865 2,151,378,586 (1) Refers to: adjustments for excluding the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, etc.); (2) Consolidation adjustments originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to differences in accounting standards used in management reports and in the Condensed Consolidated Interim Financial Statements of the Company that were prepared in IFRS. The main adjustments refer to the expected credit losses of financial assets, business combinations and insurance contracts; (4) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to “Net gains / (losses) on financial assets and liabilities measured at fair value through profit or loss”, “Net gains / (losses) on financial assets measured at fair value through other comprehensive income” and “Net gains / (losses) from operations in foreign currency”; and (5) Includes, in the Condensed Consolidated Interim Financial Statements, the balances referring to depreciation and amortization. As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the IFRS Accounting Standards as issued by the IASB. The main adjustments to equity and statements of income respectively are: (i) expected credit losses of financial assets – R$665 million (2025 – R$636 million) – R$29 million (2025 – R$(284) million); (ii) others – R$(1,210) million (2025 – R$(1,080) million) – R$(2) million (2025 – R$40 million); (iii) insurance contracts – R$1,784 million (2025 – R$1,663 million) – R$102 million (2025 – R$24 million); and (iv) business combination - R$4,975 million (2025 – R$4,956 million) – R$19 million (2025 – R$22 million). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 78 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 39) TRANSACTIONS WITH RELATED PARTIES The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows: R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Assets Securities and derivative financial instruments - - 15,442 15,086 - - 15,442 15,086 Loans and other assets 10 11 5,140,018 4,515,700 244,455 185,425 5,384,483 4,701,136 Liabilities Customer and financial institution resources 7,522,490 5,434,015 809,301 1,171,315 399,745 400,505 8,731,536 7,005,835 Securities and subordinated debt securities issued 29,332,799 28,982,300 - - 932,070 912,486 30,264,869 29,894,786 Other liabilities (4) 3,267,060 3,171,676 12,929,941 13,786,032 5,826 1,991 16,202,827 16,959,699 Three-month period ended on March 31 - R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total 2026 2025 2026 2025 2026 2025 2026 2025 Revenue and expenses Net interest income (1,202,889) (906,250) 27,327 (64,668) (40,326) (52,862) (1,215,888) (1,023,780) Income from services provided 32 49 113,385 97,108 87 163 113,504 97,320 Other expenses net of other operating revenues 50,677 28,532 (595,879) (638,644) (4,109) (25,803) (549,311) (635,915) (1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.; (2) Companies listed in Note 13; (3) Members of the Board of Directors and the Board of Executive Officers; and (4) Includes interest on equity. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 79 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements a) Remuneration of key management personnel The following is established each year at the Annual Shareholders’ Meeting: • The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and • The amount allocated to finance Management Supplementary Pension Plans, within the Employee and Management pension plan of the Bradesco Company (Bradesco S.A. and other companies in the conglomerate). For 2026, the maximum amount of R$1,385,852 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$57,188 thousand to cover supplementary pension plan defined contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions. The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel. R$ thousands Three-month period ended on March 31 2026 2025 Short, medium and long-term remuneration 323,780 277,016 Post-employment - Pension Plans 13,127 13,951 Total 336,907 290,967 b) Equity participation The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco: Direct ownership On March 31, 2026 On December 31, 2025 Common shares 0.32% 0.32% Preferred shares 1.05% 1.05% Total shares (1) 0.69% 0.69% (1) On March 31, 2026, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.16% of common shares, 1.08% of preferred shares and 1.62% of all shares (on December 31, 2025 – 2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 80 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 40) RISK MANAGEMENT The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity. The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors. Scope of Risk Management The Organization established procedures are based on market practices and ongoing acculturation, to keep risks at acceptable levels. This management allows for the achievement of strategic objectives, business sustainability, timeliness and effectiveness in resource allocation decisions, in addition to preparing the Organization to face sudden changes in the economic, regulatory or technological scenario. The scope of the Organization's risk management allows the risks of the Economic- Financial Consolidation1 to be managed by the Corporate Risk Management Process. The main risks monitored by the Organization are: solvency, liquidity, credit, market, social and environmental, climate, model, operational, strategy, contagion, cybersecurity, compliance and reputational. Risk Appetite Statement (RAS) The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument to reinforce the risk culture of the Company. The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas. Appetite monitoring is carried out by monitoring the established indicators, through effective control processes, in which managers are informed about risk exposures and the respective use of current limits. Reporting is carried out through an alert system, which facilitates communication and highlights any exceptions that require adjustment measures, permeating all areas of the Organization, supporting Senior Management in assessing whether the results are consistent with the risk appetite. 1 Includes the regulatory scope of the Prudential Conglomerate and other Consolidated companies. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 81 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Dimensions of Risk Appetite For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Social, Environmental, Climate, Reputation, Model and Qualitative Risks. Risk and Capital Management Structures The risk and capital management structure are made up of several committees, commissions and areas that support the Board of Directors, the Executive Officer, the Risk Officer and the Board of Executive Officers of the Company in strategic decision making. Among the governance forums related to the topic, the following stand out: ▪ The Board of Directors approves and reviews risk management strategies, policies and risk and capital management frameworks, including the appetite and exposure limits by type of risk, as well as the stress testing program, its results and the scenarios and assumptions applied; ▪ Risk Committee is responsible for assess the structure of the Company’s risk management and occasionally propose improvements and challenge the Organization’s risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital; ▪ The Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance with the Organization's Codes of Ethical Conduct, corporate and sectoral, and the rules of conduct related to integrity, anticorruption and competition issues, in order to ensure their efficiency and effectiveness; ▪ The Audit Committee reviews the integrity of the Consolidated Financial Statements and recommends to the Executive Board correction or improvement of policies, practices and procedures identified within the scope of its attributions; ▪ Integrated Risk Management and Capital Allocation Committee – COGIRAC, which aims to advise the CEO in the performance of his duties related to the management and control of all risks and the Organization’s capital. Risk Management Corporate Process Corporate Risk and Control Management methodology is aligned with the main international risk management Frameworks, enabling proactive identification, measurement, mitigation, monitoring and reported of risks. Given the complexity of the products and services offered and the nature of the Organization’s activities, it is necessary to establish a robust risk management structure. In this context, operations are conducted through the Three Lines Model, ensuring that everyone contributes to providing reasonable assurance that the specified objectives will be achieved: ▪ First line, represented by businesses and support areas, responsible for identifying, responding to, reporting and managing inherent risks as part of daily activities, keep risks within acceptable levels; BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 82 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements ▪ Second line, represented by monitoring areas, responsible for establishing risk management policies and compliance procedures for development and/or follow-up of first line, as well as independent model validation; ▪ Third line, represented by Global Internal Audit Department, which is responsible for independently assessing the effectiveness of risk management and internal controls, including how the first and second lines achieve their objectives, reporting the results of their work to the Board of Directors, Audit Committee, Fiscal Council and Senior Management. Stress Test Program The risk management structure has a stress testing program characterized by a set of processes and routines, which include methodologies, documentation and governance, whose main objective is to identify potential vulnerabilities of the institution. The stress testing program, prospective assessment exercises are carried out on the potential impacts of specific events and circumstances in capital, liquidity, or the value of a particular portfolio of the Organization and are used as a tool for risk management. Stress tests are forward‑looking assessment exercises of the potential impacts of specific events and circumstances on the Organization’s capital, liquidity, or the value of a particular portfolio, and are used as a tool for risk management. The results of the stress tests serve as inputs for assessing the institution’s capital and liquidity levels, for the preparation of the respective contingency plans, for evaluating capital adequacy, and for the recovery plan. In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed. 40.1. Capital Management The Organization manages capital covering the control and business areas, according to the guidelines of the Executive Board and the Board of Directors. Its governance structure is composed of Commissions and Committees, with the Board of Directors as the highest body. The Organization has a structure dedicated to complying with the determinations of the Central Bank of Brazil related to capital management. In addition, it provides Senior Management with analyses and projections on the availability and need for capital, identifying threats and opportunities that contribute to planning the sufficiency and optimization of capital levels. Capital Management Corporate Process The Capital Management provides the conditions required to meet the Company’s strategic goals to support the risks inherent to its activities. The Organization adopts a three-year forward-looking approach when preparing its capital plan, anticipating needs and establishing contingency procedures and actions for adverse BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 83 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements scenarios. This considers possible changes in the regulatory, economic and business conditions in which it operates. To manage sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the Organization performs a periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements. The management buffer is in line with the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model. The results from the Organization’s capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company’s regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio. Details of Reference Equity (PR), Capital and Liquidity Ratios The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators: Calculation basis - Basel Ratio R$ thousands Basel III On March 31, 2026 On December 31, 2025 Prudential Conglomerate Regulatory capital - values Common equity 117,009,657 124,320,006 Level I 137,987,895 145,844,118 Reference Equity - RE 171,770,701 174,968,754 Risk-weighted assets (RWA) - amounts Total RWA 1,152,478,892 1,108,961,848 Regulatory capital as a proportion of RWA Index of Common equity - ICP 10.2% 11.2% Tier I Capital (1) 12.0% 13.2% Basel Ratio 14.9% 15.8% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.50% 2.50% Additional Contracyclic Common Equity - ACPContracyclic 0.00% 0.00% Additional Systemic Importance of Common Equity - Systemic ACPS 1.00% 1.00% Total ACP (2) 3.50% 3.50% Excess Margin of Common Equity 2.15% 3.21% Leverage Ratio (AR) Total exposure 2,193,616,118 2,141,573,090 AR 6.3% 6.8% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 256,037,957 253,255,892 Total net cash outflow 158,406,752 160,033,728 LCR 161.6% 158.3% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,136,431,862 1,136,032,540 Stable resources required (RSF) 930,588,054 925,369,687 NSFR 122.1% 122.8% (1) Considering the effects of Bradsaúde's corporate reorganization, Regulatory Capital would reach 12.7%, Tier I Capital 14.5% and Basel Ratio 17.4%; and (2) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 84 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements 40.2. Credit risk Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk. Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes. The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives. With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed. The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans. Counterparty Credit Risk The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments. The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty’s exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company’s to its customers. In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process. In the context of risk management, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 85 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty’s risks are also appropriately evaluated. Credit-Risk Management Process The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner. Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year. In Management's view, the credit risk management structure performs a fundamental role in the Organization's second line, actively participating in the process of improving customer risk classification models, periodically monitoring major risks by main default events, level of provisioning in view of expected and unexpected losses. This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies. In Management's view, the attributions of the credit risk management structure faithfully follow the compliance precepts defined by the Organization. Integration with other lines occurs continuously and frequently, enabling assertiveness in the identification, measurement and control of credit risk. Credit Concession The Company’s strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration. Under the responsibility of the Credit Area, lending procedures are based on the Company’s credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil. The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits. In the evaluation and classification of customers or economic Organizations, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered. All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 86 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Area. In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Area. Depending on the financial amount, the proposed operations/limits of this Committee may be submitted to the Board of Directors for deliberation. Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations. There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval. Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted. Credit Risk Rating The Organization has governance, practices and follow-up process. Among these practices, the Governance of Concessions and Credit Recovery Levels, which, depending on the size of the operation or the total exposure of the counterparty, require approval at the CEO or Board of Directors level. In addition, frequent portfolio monitoring is evaluated, with assessments of its evolution, defaults, provisions, vintage studies, capital, among others. In addition to the process and governance levels of approval for credit and recovery operations, the risk appetite defined by the Organization is followed by concentration limits of operations for Economic Organization, Economic Activity Sector and Transfer (concentration by countries). Besides concentration indicators, Indicators of the quality of new credits, delinquency levels, problematic assets, economic capital margin, and provision expense for expected losses were also established within the risk appetite framework. The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees. The methodology used also follows the requirements established by National Monetary Council (CMN) Resolution 4,945/21 and includes analysis of social and environmental risks in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria, which must be met for lending. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 87 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted is distributed into homogeneous risk Organizations according to the criteria established by CMN Resolution No. 4,966/21 for the purpose of constituting provisions for expected losses associated with credit risk. In a simplified way, the operations risk ratings are determined according to the credit quality of the economic Organizations/customers defined by the Customer risk Rating, contract guarantees, credit product characteristics, late due behavior, notes/restrictions and the contracted credit face value, among other characteristics of the operation. The customer risk ratings for economic Organizations are based on parameterized statistical procedures, using quantitative and qualitative information and judgments. Classifications are made by economic Organization and periodically monitored to preserve loan portfolio quality. With respect to individuals, customer risk ratings are generally defined based also on statistical procedures and analysis of variables that discriminate risk behavior. This is made by applying statistical models for credit assessment. The customer risk rating is used, in sets with several decision variables, for concession and/or renewal analysis of operations and credit limits, as well as for monitoring the customers' risk profile deterioration. Control and Monitoring The credit risk is controlled and monitored by and independent area which calculates the risk of open positions, consolidates the results, and performs the reporting as determined by the existing Governance process. This area holds monthly meetings with all product and segment executives and officers, with a view to informing them about the evolution of the loan portfolio, delinquency, problematic assets, restructurings, adequacy of provisions for expected credit losses, loan recoveries, losses, portfolio limits and concentrations, regulatory and economic capital allocation, among others. It also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as mergers, bankruptcies, and crop failures, in addition to monitoring industries in which the company is exposed to significant risks. Internal Report Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management. With the objective of highlighting the risk situations, that could result in the customers’ inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more inBRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 88 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed. The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (exposure, delinquency, stage, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others). Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): • Stage 1: Financial assets with no significant increase in credit risks; • Stage 2: Financial assets with significant increase in credit risks; and • Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below: Retail Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; • Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 89 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Wholesale Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets that have their relevant obligations overdue for more than 90 days or that have presented bankruptcy events, judicial recovery, debt restructuring or the need to execute guarantees; • Re-categorization from stage 3 to stage 2: Financial assets that did not meet stage 3 criteria and internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses. The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 90 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Credit Risk Exposure We present below the maximum credit risk exposure of the financial instruments: R$ thousands On March 31, 2026 On December 31, 2025 Gross value Expected credit losses Gross value Expected credit losses Financial assets Cash and balances with banks (Note 5) 138,824,486 - 137,031,197 - Financial assets measured at fair value through profit or loss (Note 6) 517,053,680 (3,550,656) 551,306,606 (3,516,837) Financial assets measured at fair value through other comprehensive income (Note 8) (1) 147,656,696 (16,022) 138,998,105 (30,408) Loans and advances to financial institutions (Note 10) 332,043,414 (24) 235,485,067 (13) Loans and advances to customers (Note 11) 799,227,763 (45,773,825) 791,468,154 (47,011,092) Securities at amortized cost (Note 9) 260,084,187 (4,604,253) 263,111,062 (3,564,491) Other assets (Note 16) 92,970,758 - 73,426,822 - Commitments to extend credit - off balance (Note 11 and 24) 364,386,539 (1,598,183) 358,376,828 (1,815,386) Financial guarantees - off balance (Note 11 and 24) 122,698,116 (1,288,332) 125,119,738 (1,266,804) Total risk exposure 2,774,945,639 (56,831,295) 2,674,323,579 (57,205,031) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses. Loans and advances to customers Concentration of credit risk R$ thousands On March 31, 2026 On December 31, 2025 Largest borrower 0.6% 0.5% 10 largest borrowers 3.3% 3.5% 20 largest borrowers 5.1% 5.4% 50 largest borrowers 8.4% 8.7% 100 largest borrowers 11.2% 11.5% By Economic Activity Sector The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates. R$ thousands On March 31, 2026 % On December 31, 2025 % Public sector 9,666,256 1.2 9,695,176 1.2 Private sector 789,561,507 98.8 781,772,978 98.8 Total 799,227,763 100.0 791,468,154 100.0 Companies 351,338,480 44.0 350,445,791 44.3 Real estate and construction activities 25,363,799 3.2 25,188,642 3.2 Retail 38,193,617 4.8 41,304,495 5.2 Services 116,976,004 14.6 115,073,789 14.5 Transportation and concession 28,706,722 3.6 28,635,592 3.6 Automotive 6,717,889 0.8 7,228,928 0.9 Food products 16,040,638 2.0 15,258,682 1.9 Wholesale 20,391,981 2.6 20,564,676 2.6 Production and distribution of electricity 10,448,405 1.3 10,541,406 1.3 Oil, derivatives and aggregate activities 5,127,625 0.6 5,568,769 0.7 Other industries 83,371,800 10.4 81,080,812 10.2 Individuals 447,889,283 56.0 441,022,363 55.7 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 91 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Credit Risk Mitigation Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivative instruments, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees. Credit derivative instruments are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment. The table below shows the fair value of guarantees of loans and advances to customers. R$ thousands On March 31, 2026 On December 31, 2025 Book value (1) Fair Value of Guarantees Book value (1) Fair Value of Guarantees Companies 351,338,480 252,448,415 350,445,791 248,842,209 Stage 1 317,965,070 231,431,582 315,701,697 225,184,657 Stage 2 12,649,878 9,409,501 11,609,479 8,416,815 Stage 3 20,723,532 11,607,332 23,134,615 15,240,737 Individuals 447,889,283 450,509,137 441,022,363 417,170,096 Stage 1 386,426,473 409,675,315 381,759,894 380,871,896 Stage 2 27,221,055 24,514,479 25,431,262 21,377,870 Stage 3 34,241,755 16,319,343 33,831,207 14,920,330 Total 799,227,763 702,957,552 791,468,154 666,012,305 (1) Of the total balance of loan operations, R$320,445,063 thousand (December 31, 2025 – R$324,425,508 thousand) refers to operations without guarantees. 40.3. Market risk Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company’s financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes. Market risk is identified, measured, mitigated, controlled and reported. The Company’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas. All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 92 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements by the governance structure. In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Organization, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Policy, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Organization has specific rules to regulate the market risk management process, as follows: • Classification of Operations; • Reclassification of Operations; • Trading of Public or Private Securities; • Use of Derivatives; and • Hedging. Market Risk Management Process The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself. Determination of Limits Proposed market-risk limits of Trading Portfolio are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage. The risks of this portfolio are monitored through: • Value at Risk (VaR); • Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios); • Income; and • Financial Exposure/Concentration. Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. Portfolio risks in these cases are monitored by: • Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 93 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements • Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income). Market-Risk Measurement Models Market risk is measured and controlled using Stress, Value at Risk (VaR) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations. Trading and Regulatory Portfolio Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company’s economists based on historical and prospective data for the risk factors in which the Company portfolio. The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma- Vega, prevailing the most conservative between the two. A minimum 252-businessday period is adopted to calculate volatilities, correlations and historical returns. For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation. Risk of Interest Rate in the Banking Portfolio The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company’s income, respectively, according to scenarios prepared prepared by specialist areas and evaluated by the Organization’s Technical Stress Testing Committee - COTES. These scenarios determine the positive and negative movements of interest rate curves that may affect Company’s investments and capital-raising. The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE. In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company’s variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 94 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII. For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated. Financial Instrument Pricing The Mark-to-Market Commission (CMM) is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. The CMM is made up of representatives from the business, back-office and risk areas, with the risk area being responsible for coordinating the Commission and submitting the matters assessed for approval in accordance with the established governance, as appropriate. Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company’s validation and assessment processes. Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate. Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM. The following principles for the fair value process are adopted by the Company: • Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments; • Frequency: the formalized fair value criteria are applied on a daily basis; • Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria; • Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and • Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies. Control and Follow-Up Market risk is controlled and monitored by an independent area which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 95 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements required by the existing governance process. In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, in this meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year. In the event of a breach of any of these limits, the business unit’s executive management responsible for the position and the COGIRAC are promptly informed of the limit consumption for decision‑making purposes. If an increase in the limit and/or an adjustment or maintenance of the positions is required, the Board of Directors is convened to deliberate on the new limit or the revision of the position strategy. Internal Communication The market risk area provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors. Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports. Hedging and Use of Derivatives In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury area, the Company created specific procedures that were approved by the competent Committees. The hedge transactions executed by Organization’s Treasury area must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to: • control and classify the transactions, respecting the exposure and risk limits in effect; • alter, modify or revert positions due to changes in the market and to operational strategies; and • reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity. For derivatives classified in the “hedge accounting” category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments. Cash flow Hedge Bradesco maintains cash flow hedges. See more details in Note 7. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 96 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Standardized and “Continuous Use” Derivatives Company’s Treasury area may use standardized (traded on an exchange) and “continuous use” (traded over the counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee. Evolution of Exposures In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis. Financial Exposure – Trading Portfolio (Fair Value) Risk factors R$ thousands On March 31, 2026 On December 31, 2025 Assets Liabilities Assets Liabilities Fixed rates 43,181,445 29,581,730 76,704,911 38,242,679 IGP-M (General Index of market pricing) / IPCA (Consumer price index) 17,812,655 13,686,142 12,020,758 10,982,367 Exchange coupon 753,338 50,946 341,370 - Foreign Currency 10,514,520 9,997,713 9,035,717 8,638,662 Equities 29,111,991 29,245,315 24,558,158 24,644,617 Sovereign/Eurobonds and Treasuries 13,062,263 12,744,182 22,300,246 20,512,300 Other 2,013,912 2,434,642 10,799,051 128,243 Total 116,450,124 97,740,670 155,760,211 103,148,868 VaR Internal Model – Trading Portfolio The 1-day VaR of Trading Portfolio net of tax effects was R$27,859 thousand as of March 31, 2026, with the options risk factor classified in the IGP-M/IPCA rates Organization as the largest share of the Portfolio’s risk. Risk factors R$ thousands On March 31, 2026 On December 31, 2025 Fixed rates 14,836 8,265 IGPM/IPCA 11,587 6,902 Exchange coupon 224 67 Foreign Currency 6,319 4,031 Sovereign/Eurobonds and Treasuries 4,913 7,055 Equities 2,975 1,940 Other 5,373 1,378 Correlation/diversification effect (18,368) (14,825) VaR at the end of the period 27,859 14,813 Average VaR in the period 24,580 26,386 Minimum VaR in the period 13,666 9,836 Maximum VaR in the period 53,203 61,733 VaR Internal Model – Regulatory Portfolio The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 97 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon 2 (the highest between 10 days and the horizon of the portfolio) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects. Risk factors R$ thousands On March 31, 2026 On December 31, 2025 VaR Stressed VaR Stressed Interest rate 79,559 119,283 45,660 56,835 Exchange rate 25,701 38,522 16,876 31,998 Commodity price (Commodities) 1,462 2,540 13,284 76,852 Equities 17,465 23,575 7,697 18,547 Correlation/diversification effect (38,551) (59,470) (36,598) (79,430) VaR at the end of the period 85,636 124,450 46,919 104,802 Average VaR in the period 75,303 138,765 76,840 95,545 Minimum VaR in the period 40,579 92,626 33,671 26,010 Maximum VaR in the period 157,515 241,941 195,304 243,961 Note: Ten-day horizon VaR net of tax effects. To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier. VaR Internal Model – Backtesting The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical statement of income, obtained from the same positions used in the VaR calculation, and with the effective statement of income, also considering the intraday operations for which VaR was estimated. The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor. The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and three times in the effective view, in March/26. In December/25, the daily results corresponding to the last 250 business days overcame the respective VaR with the 99% confidence level, neither in the hypothetical view and neither in the effective view. According to the document published by the Basel Committee on Banking Supervision, 2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 98 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements breakouts would be classified as “Bad luck or the markets moved in a way not predicted by the model”, that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model. Stress Analysis – Trading Portfolio The Company also assesses on a daily basis the possible impacts on statement of income in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario: R$ thousands On March 31, 2026 On December 31, 2025 At the end of the year 293,513 191,803 Average in the year 287,160 143,694 Minimum in the year 148,477 51,893 Maximum in the year 437,874 354,628 Note: Values net of tax effects. Sensitivity Analysis of Financial Exposures The sensitivity analysis of the Company’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions as shown in the examples below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate, being 1.0% variation on prices; Scenario 2: 25.0% stresses were determined based on market information; and Scenario 3: 50.0% stresses were determined based on market information. The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 99 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Sensitivity Analysis – Trading Portfolio R$ thousands Trading Portfolio (1) On March 31, 2026 On December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (572) (187,696) (358,215) (318) (102,871) (195,792) Price indexes Exposure subject to variations in price index coupon rates (468) (105,065) (217,979) (294) (54,032) (102,722) Exchange coupon Exposure subject to variations in foreign currency coupon rates (20) (2,617) (5,175) (2) (347) (688) Foreign currency Exposure subject to exchange rate variations (2,842) (71,061) (142,122) (2,184) (54,595) (109,190) Equities Exposure subject to variation in stock prices 733 18,332 36,664 476 11,888 23,776 Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 59 2,195 5,178 83 6,687 13,058 Other Exposure not classified in other definitions (255) (6,379) (12,759) (13) (320) (640) Total excluding correlation of risk factors (3,365) (352,291) (694,408) (2,252) (193,590) (372,198) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 339 bps and 659 bps (scenarios 2 and 3 respectively) on March 31, 2026 (on December 31, 2025 - the values were approximately 335 bps and 651 bps in scenarios 2 and 3 respectively). Sensitivity Analysis – Trading and Banking Portfolios R$ thousands Trading and Banking Portfolios (1) On March 31, 2026 On December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (12,525) (4,299,622) (8,378,757) (10,533) (3,584,634) (7,069,069) Price indexes Exposure subject to variations in price index coupon rates (18,933) (2,987,696) (5,305,228) (17,802) (2,747,631) (4,869,645) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,892) (242,753) (471,981) (1,899) (231,410) (447,013) Foreign currency Exposure subject to exchange rate variations (3,740) (93,512) (187,023) (4,244) (106,104) (212,207) Equities Exposure subject to variation in stock prices (40,030) (1,000,740) (2,001,479) (35,194) (879,844) (1,759,689) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 2,900 281,628 555,425 2,442 239,377 465,818 Other Exposure not classified in other definitions (254) (6,361) (12,722) 935 23,368 46,735 Total excluding correlation of risk factors (74,474) (8,349,056) (15,801,765) (66,295) (7,286,878) (13,845,070) (1) Values net of taxes; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 340 bps and 663 bps (scenarios 2 and 3 respectively) on March 31, 2026 (on December 31, 2025 - the values were approximately 335 bps and 653 bps in scenarios 2 and 3 respectively). BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 100 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Market Risk - Insurance In Item 40.6 – Insurance/Underwriting Risk in Condensed Consolidated Interim Financial Statements, the sensitivity analysis related to the discount rate applied in calculating the present value of future obligations is presented. The effects of this sensitivity on insurance liabilities are directly linked to the Yield Curve (ETTJ), which fluctuates as a result of interest rates and inflation. In this context, its inclusion in this section would be possible. However, considering that such sensitivity directly affects the measurement of the actuarial liability, its presentation is considered more appropriate in Item 40.6 – Insurance/Underwriting Risk, as that section already includes the other sensitivity analyses related to the liability. 40.4. Liquidity risk The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption. The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner. Control and Monitoring The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are: • Information on the Liquidity Coverage Ratio (LCR): A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress; • Net Stable Funding Ratio (NSFR): A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company; • Loss of deposits to different time horizons; • Maps of concentration of funding in different visions (product, term and counterpart); and • Integrated stress exercises where different dimensions of risk are addressed. Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by Executive Committee), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits. Liquidity Risk Mitigation The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are: • Diversification of funding as to the counterpart, product and term; • Adoption of managerial limits of liquidity, in addition to those required by the BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 101 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements regulator; • Prior analysis of products which may affect the liquidity before their implementation; and • Simulations of stress of liquidity of the portfolio. Stress Tests Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test. In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons. Internal communication Internal communication about liquidity risk, both between areas and between the different layers of internal governance are done through internal reports, committees and the Company's senior management. Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as: • Daily distribution of liquidity control instruments; • Automatic intraday update of liquidity reports for the proper management of the Treasury area; • Preparation of reports with past and future movements, based on scenarios; • Daily verification of compliance with the minimum liquidity level; • Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and • Weekly reports to senior management with behavior and expectations regarding the liquidity situation. The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 102 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Undiscounted cash flows of financial liabilities and insurance contracts The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statements of financial position. The values disclosed in this table represent the undiscounted contractual cash flows. R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total on March 31, 2026 Total on December 31, 2025 Deposits from banks 307,012,633 25,331,670 38,910,259 26,368,224 3,555,696 401,178,482 349,235,606 Deposits from customers 177,636,806 32,634,383 131,198,633 311,357,798 740,155 653,567,775 661,915,604 Funds from securities issued 3,608,797 13,242,664 74,854,815 226,519,204 8,555,118 326,780,598 308,394,880 Subordinated debt - - 1,951,144 10,230,209 100,581,212 112,762,565 98,303,398 Insurance contract liabilities 578,140,761 14,231,611 8,291,948 30,823,807 105,795,153 737,283,280 697,092,959 Other financial liabilities (1) 125,669,757 12,792,467 4,995,070 6,184,619 262,650 149,904,563 117,391,205 Total liabilities on March 31, 2026 1,192,068,754 98,232,795 260,201,869 611,483,861 219,489,984 2,381,477,263 Total liabilities on December 31, 2025 1,078,766,620 111,041,485 258,791,885 598,426,357 185,307,305 2,232,333,652 (1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds. The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets. The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately. In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 103 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Undiscounted cash flows for derivatives All the derivatives of the Company are settled at net value, and include: • Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and • Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange. The table below analyzes the derivative financial liabilities that will be settled at net value, Organizationed based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows. R$ thousands Up to 1 month From 1 to 3 months From 3 months to 1 year From 1 to 5 years More than 5 years Total on March 31, 2026 Total on December 31, 2025 Differential of swaps payable 1,357,588 316,804 1,095,009 280,391 12,617,798 15,667,590 15,970,069 Non-deliverable forwards 10,462,009 927,815 1,123,412 231,777 2,744 12,747,757 7,318,796 Purchased 5,108,964 903,696 1,091,233 223,254 2,744 7,329,891 4,507,343 Sold 5,353,045 24,119 32,179 8,523 - 5,417,866 2,811,453 Premiums of options 819,231 51,210 81,291 2,307,112 37,570 3,296,414 2,633,477 Other 3,472,564 911,940 1,052,719 301,847 1,412 5,740,482 3,330,429 Total of derivative liabilities on March 31, 2026 16,111,392 2,207,769 3,352,431 3,121,127 12,659,524 37,452,243 Total of derivative liabilities on December 31, 2025 9,071,971 992,889 3,833,616 1,870,600 13,483,695 29,252,771 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 104 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Consolidated statements of financial position by maturities The tables below show the financial assets and liabilities and insurance contract liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date: R$ thousands Current Non-current Total on March 31, 2026 Total on December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days 1 to 5 years More than 5 years No stated maturity Assets Cash and balances with banks 138,824,486 - - - - - 138,824,486 137,031,197 Financial assets measured at fair value through profit or loss 489,514,967 2,106,404 3,050,476 10,660,129 8,171,048 - 513,503,024 547,789,769 Debt instruments measured at fair value through other comprehensive income 12,933,185 8,411,242 7,776,644 71,262,728 47,272,897 - 147,656,696 138,998,105 Loans and advances to customers, net of impairment 192,103,821 151,031,638 102,157,821 208,177,940 99,982,718 - 753,453,938 744,457,062 Loans and advances to financial institutions, net of impairment 267,946,151 59,170,989 2,936,726 1,989,524 - - 332,043,390 235,485,054 Securities, net of provision for expected credit losses 8,046,797 23,248,433 27,966,029 130,202,668 66,016,007 - 255,479,934 259,546,571 Other financial assets (1) 64,260,454 16,586,048 6,675,526 3,781,346 1,667,384 - 92,970,758 73,426,822 Total financial assets on March 31, 2026 1,173,629,861 260,554,754 150,563,222 426,074,335 223,110,054 - 2,233,932,226 Total financial assets on December 31, 2025 1,084,035,918 244,898,633 149,636,072 418,233,784 239,930,173 - 2,136,734,580 Liabilities Deposits from banks 338,709,795 82,028,186 16,586,423 23,667,130 514,911 - 461,506,445 427,099,494 Deposits from customers (2) 199,786,552 62,858,668 104,843,170 348,216,700 322,388 - 716,027,478 721,274,151 Funds from securities issued 3,377,128 38,434,405 52,736,173 218,213,289 8,597,966 - 321,358,961 306,260,682 Subordinated debt - 1,702,503 150,682 5,861,582 29,933,397 20,978,237 58,626,401 54,714,526 Other financial liabilities (3) 125,669,757 12,792,467 4,995,070 6,184,619 262,650 - 149,904,563 117,391,205 Financial liabilities measured at fair value through profit or loss 4,801,034 3,012,486 2,896,228 10,737,325 5,959,413 - 27,406,486 18,268,330 Expected credit losses - Loan Commitments 298,577 771,254 423,237 58,268 46,847 - 1,598,183 1,815,386 Financial guarantees 51,164 111,789 37,478 29,515 1,058,386 - 1,288,332 1,266,804 Liabilities of insurance contracts (2) 359,304,603 13,909,511 7,868,884 24,090,513 23,225,630 - 428,399,141 419,715,476 Total financial liabilities on March 31, 2026 1,031,998,610 215,621,269 190,537,345 637,058,941 69,921,588 20,978,237 2,166,115,990 Total financial liabilities on December 31, 2025 962,932,880 208,892,159 191,832,825 618,988,092 63,635,989 21,524,109 2,067,806,054 (1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values; (2) Demand and savings deposits and insurance contract liabilities, represented by “VGBL” and “PGBL” products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and (3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 105 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date: R$ thousands Current Non-current Total on March 31, 2026 Total on December 31, 2025 Assets Total financial assets 1,584,747,837 649,184,389 2,233,932,226 2,136,734,580 Non-current assets held for sale and discontinued operations 3,844,491 - 3,844,491 3,757,502 Investments in associated companies - 14,530,525 14,530,525 13,283,440 Property and equipment - 9,607,531 9,607,531 9,405,491 Intangible assets and goodwill - 26,584,831 26,584,831 25,739,659 Current income and other tax assets 3,533,000 9,404,382 12,937,382 12,884,446 Deferred income tax 21,070,243 89,995,810 111,066,053 111,237,606 Other assets 19,658,287 2,975,007 22,633,294 17,284,492 Total non-financial assets 48,106,021 153,098,086 201,204,107 193,592,636 Total assets on March 31, 2026 1,632,853,858 802,282,475 2,435,136,333 Total assets on December 31, 2025 1,528,969,671 801,357,545 2,330,327,216 Liabilities Total financial liabilities 1,438,157,224 727,958,766 2,166,115,990 2,067,806,054 Other provisions 8,227,265 11,913,632 20,140,897 20,563,201 Current income tax liabilities 1,581,921 - 1,581,921 2,003,486 Deferred income tax - 2,100,073 2,100,073 1,895,931 Other liabilities 58,955,430 5,951,616 64,907,046 59,109,914 Total non-financial liabilities 68,764,616 19,965,321 88,729,937 83,572,532 Total equity - 180,290,406 180,290,406 178,948,630 Total equity and liabilities on March 31, 2026 1,506,921,840 928,214,493 2,435,136,333 Total shareholders' equity and liabilities on December 31, 2025 1,426,405,255 903,921,961 2,330,327,216 40.5. Fair value of financial assets and liabilities The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels: R$ thousands On March 31, 2026 Level 1 Level 2 Level 3 Fair Value Financial assets measured at fair value through profit or loss 419,506,011 62,188,949 3,638,043 485,333,003 Brazilian government bonds 343,104,216 - - 343,104,216 Corporate debt and marketable equity securities 56,704,186 19,238,695 3,638,043 79,580,924 Bank debt securities 103,701 42,950,254 - 43,053,955 Mutual funds 19,139,238 - - 19,139,238 Foreign governments securities 75,755 - - 75,755 Brazilian government bonds issued abroad 378,915 - - 378,915 Derivatives (960,045) 2,403,572 (679,992) 763,535 Derivative financial instruments (assets) 14,362,629 13,431,090 376,302 28,170,021 Derivative financial instruments (liabilities) (15,322,674) (11,027,518) (1,056,294) (27,406,486) Debt instruments measured at fair value through other comprehensive income 143,812,484 2,965,212 879,000 147,656,696 Brazilian government bonds 116,954,158 - 5,508 116,959,666 Corporate debt securities 6,775,346 2,546,441 - 9,321,787 Bank debt securities 848,004 418,771 - 1,266,775 Brazilian government bonds issued abroad 10,038,776 - - 10,038,776 Foreign governments securities 5,202,541 - - 5,202,541 Mutual funds 130,147 - - 130,147 Marketable equity securities and other stocks 3,863,512 - 873,492 4,737,004 Total 562,358,450 67,557,733 3,837,051 633,753,234 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 106 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements R$ thousands On December 31, 2025 Level 1 Level 2 Level 3 Fair Value Financial assets measured at fair value through profit or loss 462,536,378 60,865,737 3,537,559 526,939,674 Brazilian government bonds 395,031,887 - - 395,031,887 Corporate debt and marketable equity securities 48,387,660 17,519,436 3,537,559 69,444,655 Bank debt securities 20,916 43,346,301 - 43,367,217 Mutual funds 18,840,361 - - 18,840,361 Foreign governments securities 66,555 - - 66,555 Brazilian government bonds issued abroad 188,999 - - 188,999 Derivatives (333,439) 3,689,752 (774,548) 2,581,765 Derivative financial instruments (assets) 9,266,882 11,309,553 273,660 20,850,095 Derivative financial instruments (liabilities) (9,600,321) (7,619,801) (1,048,208) (18,268,330) Debt instruments measured at fair value through other comprehensive income 135,065,868 3,051,953 880,284 138,998,105 Brazilian government bonds 106,709,836 - 6,792 106,716,628 Corporate debt securities 6,617,424 2,039,480 - 8,656,904 Bank debt securities 776,277 1,012,473 - 1,788,750 Brazilian government bonds issued abroad 7,816,817 - - 7,816,817 Foreign governments securities 8,177,931 - - 8,177,931 Mutual funds 122,108 - - 122,108 Marketable equity securities and other stocks 4,845,475 - 873,492 5,718,967 Total 597,268,807 67,607,442 3,643,295 668,519,544 Reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3): R$ thousands Financial assets measured at fair value through profit or loss Debt instruments measured at fair value through other comprehensive income Assets Derivative Liabilities Derivatives Total On December 31, 2025 3,537,559 880,284 273,660 (1,048,208) 3,643,295 Included in statement of income 62,221 316 - - 62,537 Included in other comprehensive income - (130) - - (130) Acquisitions 71,892 - 102,642 (8,086) 166,448 Maturities/Sales (81,118) (1,470) - - (82,588) Transfer between categories - - - - - Transfers (to)/from other levels (1) 47,489 - - - 47,489 On March 31, 2026 3,638,043 879,000 376,302 (1,056,294) 3,837,051 On December 31, 2024 2,251,689 1,114,117 137,553 (557,558) 2,945,801 Included in statement of income 687,994 (2,849) - - 685,145 Included in other comprehensive income - (61,667) - - (61,667) Acquisitions 123,219 - - - 123,219 Maturities/Sales (38,258) (7,995) (27,595) 35,646 (38,202) Transfer between categories 15,742 (17,438) - - (1,696) Transfers (to)/from other levels (1) 4,535 - - - 4,535 On March 31, 2025 3,044,921 1,024,168 109,958 (521,912) 3,657,135 (1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 107 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities: R$ thousands Financial assets measured at fair value through profit or loss Debt instruments measured at fair value through other comprehensive income Total Interest and similar income (1,590) 315 (1,275) Net trading gains/(losses) realized and unrealized 63,811 (129) 63,682 Total on March 31, 2026 62,221 186 62,407 Interest and similar income 489,605 (2,849) 486,756 Net trading gains/(losses) realized and unrealized 198,389 (61,667) 136,722 Total on March 31, 2025 687,994 (64,516) 623,478 Sensitivity analysis for financial assets classified as Level 3 R$ thousands On March 31, 2026 Impact on income (1) Impact on shareholders’ equity (1) 1 2 3 1 2 3 Interest rate in Reais (628) (185,553) (319,653) - (5) (10) Price indexes (1) (91) (174) - - - Exchange coupon (62) (7,896) (15,114) - - - Foreign currency 1,810 45,242 90,484 - - - Equities 10,908 272,688 545,376 4,804 120,105 240,211 (1) Values net of taxes. R$ thousands On December 31, 2025 Impact on income (1) Impact on shareholders’ equity (1) 1 2 3 1 2 3 Interest rate in Reais (28) (9,841) (19,247) - (77) (151) Price indexes - - - - - - Exchange coupon (54) (6,508) (12,485) - - - Foreign currency 1,469 36,729 73,459 - - - Equities 10,321 258,037 516,075 4,804 120,105 240,211 The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices; Scenario 2: 25.0% stresses were determined based on market information; and Scenario 3: 50.0% stresses were determined based on market information. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 108 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Financial instruments not measured at fair value The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels: R$ thousands On March 31, 2026 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 332,061,354 - 332,061,354 332,043,390 · Customers - - 628,805,305 628,805,305 646,592,436 Securities at amortized cost 129,168,948 107,455,784 5,873,269 242,498,001 260,084,187 Financial liabilities Deposits from banks - - 461,613,118 461,613,118 461,506,445 Deposits from customers - - 713,511,375 713,511,375 716,027,478 Funds from securities issued - - 321,086,289 321,086,289 321,358,961 Subordinated debt - - 60,077,504 60,077,504 58,626,401 R$ thousands On December 31, 2025 Fair Value Book value Level 1 Level 2 Level 3 Total Financial assets (1) Loans and advances · Financial Institutions - 235,513,370 - 235,513,370 235,485,054 · Customers - - 617,337,432 617,337,432 635,182,964 Securities at amortized cost 139,327,089 104,670,553 5,262,708 249,260,350 263,111,062 Financial liabilities Deposits from banks - - 427,535,327 427,535,327 427,099,494 Deposits from customers - - 718,421,538 718,421,538 721,274,151 Funds from securities issued - - 306,537,715 306,537,715 306,260,682 Subordinated debt - - 56,371,225 56,371,225 54,714,526 (1) The amounts of loans and advances are presented net of the allowance for impairment losses. 40.6. Insurance/Underwriting risk Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates. Historical experience shows that the larger the Organization of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the Organizationing of risks with similar characteristics in order to reduce the impact of individual risks. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 109 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Uncertainties over estimated future claim payments Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned. Asset and liability management (ALM) The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons. The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company’s product portfolio. Risk management by product The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims). The main risks associated with Non-Life The risks associated with Non-Life include, among others: • Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations; • Unpredictable claims arising from an isolated risk; • Inaccurate pricing or inadequate underwriting of risks; • Inadequate reinsurance policies or risk transfer techniques; and • Insufficient or excessive technical provisions. Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals. The main risks inherent to the main Non-Life business lines are summarized as follows: • Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and • Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 110 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The main risks associated with life insurance and pension plans Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations. The risks associated with life insurance and pension plans include: • Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive; • Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products; • Organization Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and • Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk. The main risks associated with health insurance The risks associated with health insurance include, among others: • Variations in cause, frequency and severity of indemnities of claims compared to expectations; • Unforeseen claims resulting from isolated risk; • Incorrect pricing or inadequate subscription of risks; and • Insufficient or overvalued technical provisions. For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk. Risk management of non-life, life insurance and pension plans and health insurance The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 111 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Superintendent developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies. For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population. Persistency risk is managed through the frequent management of the Company’s historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies. The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance. Risk Concentration The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of types of risks insured: Insurance liabilities R$ thousands On March 31 2026 2025 Gross Reinsurance Net of tax Gross Reinsurance Net of tax Life 26,417,270 54,837 26,362,433 23,331,459 32,830 23,298,629 Pension plans 379,677,401 - 379,677,401 345,263,837 - 345,263,837 Non-Life 3,815,753 43,213 3,772,540 3,631,594 38,286 3,593,308 Health (Health and Dental) 17,917,166 - 17,917,166 17,303,512 - 17,303,512 Sensitivity test The purpose of the sensitivity test is to measure the impacts on the Organization´s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date. As risk factors, the following premises were elected: • Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve; • Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts; • Longevity (Improvement) – represents an individual's life expectancy, based on BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 112 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; • Discount rate – represents the rate applied in calculating the present value of future obligations. The test assessed the impact of an increase and a decrease in the discount rate; and • Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims. Sensitivity test results The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor: On March 31, 2026 - R$ thousand Interest Rate - Variation of 0.01% (*) Results in the insurance liabilities (**) Pension Plans (232,587) (*)To better reflect the interest rate risk, the projected profitability of balances was sensitized, used to discount flows. On March 31, 2026 - R$ thousand Longevity (Improvement) - Variation of +0.2% Results in the insurance liabilities (**) Pension Plans (133,956) (**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract. The sensitivity tests for Conversion and Income of the Pension product and for Longevity of the Life product were not presented as they resulted in zero impact. Within the scope of insurance risk, the discount rate reflects a combination of a bottom-up approach, incorporating the risk-free rate and an illiquidity premium. The risk-free rate applied in discounting liabilities to present value corresponds to the Interest Rate Term Structure (ETTJ) published by Ambima/SUSEP. DV01 (Dollar Value of one basis point) was selected as the shock factor, as it is a metric widely used in financial markets to measure interest rate risk and to facilitate comparability across different instruments, given that it expresses interest rate sensitivity in monetary terms. The Company has established as its accounting policy the recognition of adjustments arising from changes in interest rates directly in Equity, thereby enhancing the consistency and comparability of the financial statements. For non-life insurance, collective life and health including dental insurance, the table below shows the impact in expenses with claims on the Organization's statements of income, if there was an increase of 1 percentage point in the accident rate, in the last three months of the calculation base date: Sensitivity - 1% Variation R$ thousands Gross of reinsurance Net of reinsurance On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Non-Life (14,980) (14,385) (14,857) (14,300) Life (10,321) (9,421) (10,147) (9,371) Health (Health and Dental) (65,098) (59,873) (65,098) (59,873) The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from January to December 2025, variations were observed in Non‑Life of –4 and +4 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 113 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements percentage points for the lower and upper scenarios, respectively; in Life of –1 and +1 percentage points for the lower and upper scenarios, respectively; and in Health of –3 and +3 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored. Limitations of sensitivity analysis Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures. Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner. Credit risk Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms the Company and its subsidiaries, as well as the devaluation of contracts, resulting from the deterioration in the counterparty's risk classification. This risk may materialize in different ways, among others. • Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person; and • Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security. Credit risk management The Company performs sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders’ equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as AM Best, Fitch Ratings and Standard & Poor’s and Moody’s or internally assigned ratings. In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 114 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital. Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management. Reinsurance policy No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. The Bradesco Company’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders’ equity consistent with amounts transferred. Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk. Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and nonproportional plans by risk and/or by event. Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management’s judgment, reduces the credit risk. Exposure to insurance credit risk Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium. The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 115 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements Operational risk Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization. Operational risk management Operational risk management is supported by a robust internal control environment and is aligned with regulatory requirements. The framework comprises structured processes for the identification, assessment, monitoring and mitigation of risks associated with critical activities, including process mapping, definition of mitigating controls, and ongoing monitoring through key indicators and compliance testing. Governance follows the three lines model, under which business areas are responsible for the execution of controls, the Risk Management and Internal Controls function defines methodologies and monitors the effectiveness of the control environment, and Internal Audit performs independent assessments. Any identified deficiencies are addressed through action plans monitored by management and the relevant governance bodies. The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros, having, among others, the following responsibilities: • Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation; • Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions; • Training and dissemination of the internal control culture; • Ensure compliance with the Organization's operational risk management and business continuity policies; • Ensure the effectiveness of the Organization's operational risk and business continuity management process; • Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation; • Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and • Ensure compliance with ethical standards. Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls. Procedures for Continuous Control and Monitoring • Identify, together with the Company’s internal and external departments, loss events arising from operational risk, ensuring the appropriate treatment of such events based on their origins/causes, for the purposes of evaluating, monitoring, and controlling the BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 116 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements process, thereby enabling the reduction of impacts at the lowest possible cost; and • Hold meetings with managers and executives regarding the treatment of losses within the respective areas, aiming at continuous improvement and the implementation of corrective and preventive actions related to Operational Risk. 40.7. Operational risk Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency, or inadequacy of internal processes, people, or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization. Operational Risk Management Process The Operational Risk Management Policy establishes the principles, guidelines, and responsibilities that ensure the effective identification and management of operational risk, supporting the maintenance of a framework that is appropriate and commensurate with the nature and complexity of the Organization’s activities. The policy guides the monitoring of risk exposures, defines acceptable loss thresholds, and supports the proper allocation of capital. It also promotes the dissemination of a risk‑aware culture among employees and third parties, ensuring that they understand their roles and responsibilities in the identification, assessment, monitoring, control, and mitigation of operational risk, in line with applicable regulatory requirements. Additionally, the policy encompasses mechanisms for assessing risks associated with new products, services, processes, and systems. Operational risk management is conducted on a corporate basis and involves different areas with specific responsibilities, ensuring an efficient structure that enables the proper assessment of risks and supports managers and Senior Management in the decision‑making process. The process comprises stages such as identifying, assessing, and continuously monitoring the operational risks inherent to the Organization’s activities. The management process also considers the regulatory environment, with its main results and aspects reported periodically to Senior Management and the Regulator. These procedures are supported by an internal control system that is independently certified regarding its effectiveness and execution, ensuring compliance with the Organization’s established risk appetite. Operational loss events are analyzed and discussed with the parties involved, including Senior Management, as they not only represent challenges but also provide insights for the continuous improvement of processes. These analyses contribute to strengthening risk management and enhancing the Organization’s operational resilience. Operational Risk Measurement Methodology In compliance with BCB Resolution No. 356/23, the Organization calculates the portion of risk‑weighted assets related to Operational Risk using the standardized approach (RWAopad). In addition, it uses internal operational loss data as inputs for determining BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 117 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements the economic capital for operational risk based on an internal model. In this context, operational risk events are classified as follows: Operational Risk Events Internal Fraud Damage to physical assets owned or in use by the institution External Fraud Failures in information technology (IT) systems, processes or infrastructure Employment practices and workplace safety Failures in the execution, in meeting deadlines or in the management of the institution's activities Inappropriate practices regarding customers, products and services Situations that lead to the institution's activities interruption or the discontinuance of the services provided Control and Monitoring Operational risk is measured through a structured and centralized system designed to capture, store, consolidate, and manage operational loss data. This solution supports both quantitative and qualitative analyses, impact assessments, management reporting, and the identification of historical patterns, while also serving as an input for the calculation of economic and regulatory capital. Additionally, the Organization uses an integrated risk‑management solution that documents risk analyses, controls, and mitigating actions that support the management of relevant incidents and the review of scenarios used in internal models, contributing to methodological consistency and the prioritization of mitigation initiatives. Internal Communication The preparation and submission of management reports follow the standards established by applicable regulatory requirements and are presented to the Executive Board through risk commissions and committees, as well as to the Board of Directors. These materials consolidate the institutional view of operational risk exposure and support strategic decision‑making. This information is reported monthly and includes the monitoring of the Operational Risk Appetite Indicator (RAS), the comparison of budgeted versus actual operational losses, and the analysis of material incidents, in accordance with the materiality criteria set forth in Article 6 of BCB Normative Instruction No. 33/20. Additionally, the results of regulatory and economic capital measurements are submitted to the governance bodies. This process reinforces regulatory adherence BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 118 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements and supports the integrated assessment of the level of capital required for adequate risk coverage. Operational Risk Mitigation Strategies For the mitigation of operational risk, the Organization adopts an integrated set of practices that involves the continuous dissemination of risk culture through training, internal campaigns, and capacity‑building initiatives, including for third‑party service providers. This process is complemented by the design and implementation of preventive and predictive controls aligned with the mapping and assessment of critical risks associated with areas, processes, and products. Mitigating actions are conducted in a risk‑oriented manner, supporting decision‑making. Systematic monitoring of the impacts on the Risk Appetite (RAS) is performed through specialized assessments and root‑cause analysis, ensuring an understanding of key drivers and timely corrections. Additionally, the Organization conducts periodic reviews of management processes, strengthening its ability to prevent and detect incidents. The process of capturing, recording, reconciling, and monitoring operational losses ensures traceability, data accuracy, and compliance with applicable regulatory requirements. In 2025, the Organization implemented the RBA – Risk‑Based Approach with the objective of identifying and prioritizing risks, allowing Risk Areas to focus efforts and resources on the most critical topics/processes requiring greater depth. This methodology aims to revise the operational model of Compliance/Internal Controls, promoting operational efficiency and predictive and preventive action, increasing staff seniority with a focus on risk management, business, and data analysis for more assertive decision‑making, as well as integrating the Business Analytics unit to enable greater coverage, expansion of data‑based testing, and more accurate and timely diagnostics. 41) SUPPLEMENTARY PENSION PLANS Bradesco and its subsidiaries offer their employees and administrators benefits, including: private pension, health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses totaling, in the period ended March 31, 2026, R$ 1,317,610 thousand (2025 – R$ 1,385,240 thousand). 42) OTHER INFORMATION a) On January 16, 2025, Complementary Law No. 214/2025 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/2024. This law forms part of the regulatory framework of Constitutional Amendment No. 132/2023, which introduced the Consumption Tax Reform in Brazil. Among other matters, this law provides for the creation of the Goods and Services Tax (Imposto sobre Bens e Serviços – IBS), the Goods and Services Contribution (Contribuição sobre Bens e Serviços – CBS), and the Selective Tax (Imposto Seletivo – IS). On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/2024, was enacted, established the IBS Management Committee (Comitê Gestor do IBS – CGIBS) BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 119 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements and setting forth the general rules for its governance, supervision, collection, and distribution of tax revenues. The standard also established the IBS/CBS tax rates applicable to financial services between 2027 and 2033, providing for a progressive increase from 10.85% to 12.50%. For fees currently subject to ISS, a reduction in the tax rate from 2% to 1.2% is expected over the same period. The Bank continues to monitor the development of the regulatory framework and awaits the issuance of supplementary rules and general regulations by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and the IBS Management Committee, which are necessary for the full implementation of the new tax model. At this stage, it is not possible to reliably measure the impacts arising from these changes. b) On February 27, 2026, we entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (“Odontoprev”). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed “Bradsaúde S.A.”, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc. On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS’s shares, at fair market value, for purposes of determining the amount of Odontoprev’s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev’s shareholders (“Odontoprev EGM”) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev’s bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction. On April 6, 2026, a corporate reorganization aimed at consolidating the healthcare businesses of the Bradesco Organization within Odontoprev S.A. was approved. The transaction comprises: (i) the incorporation of the shares of Bradesco Gestão de Saúde S.A. by Odontoprev S.A., and (ii) the contribution of operational assets and liabilities of Odontoprev S.A. to Mediservice Operadora de Planos de Saúde S.A. The aforementioned transactions were approved at Extraordinary General Meetings held in April 2026, and all conditions precedent set forth in the respective reorganization agreements were satisfied, including the approvals granted by the National Agency for Supplementary Health (ANS) on March 30, 2026 for the share incorporation and on April 2, 2026 for the contribution of assets. BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 120 Condensed Consolidated Interim Financial Statements in IFRS | Notes to the Condensed Consolidated Interim Financial Statements The incorporation of shares on April 30, 2026, subject to approval by the competent Boards of Directors, did not have any impact on equity or results recognized in the financial statements for the period ended on March 31, 2026, which will be reflected, in all aspects, from the effective date of the operation. appointment/election pending approval by they did not take office BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 121 Condensed Consolidated Interim Financial Statements in IFRS | Management Bodies Reporting Date April 28, 2026 *Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Glüher Members Denise Aguiar Alvarez Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Independent Members Paulo Roberto Simões da Cunha Denise Pauli Pavarina Regina Helena Jorge Nunes Paulo Rogério Caffarelli *Board of Executive Officers Chief Executive Officer Marcelo de Araújo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Bruno D´Avila Melo Boetger Executive Officers Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcílio André Luís Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger José Augusto Ramalho Miranda Marcos Valério Tescarolo Renata Geiser Mantarro Vinicius Urias Favarão Silvana Rosa Machado Túlio Xavier de Oliveira Francesco Di Marcello Júlio César Bueno Alexandre Panico Carlos Henrique Villela Pedras Officers Afranio Carlos Camargo Dantzger Alessandro Zampieri Alex de Brito Bonifácio Alexandre Cesar Pinheiro Quercia Ana Luisa Rodela Blanco André Costa Carvalho André Ferreira Gomes Antonio Campanha Junior Bráulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Clayton Neves Xavier Cristiano Adjuto e Campos Cristina Coelho de Abreu Pinna Daniela Pinheiro de Castro Danilo Luís Damasceno Fábio Monteiro Chehab Fabio Suzigan Dragone Fernando Honorato Barbosa Fernando Julião de Souza Amaral Francisco Armando Aranda Francisco Henrique França Fernandes Henrique Leme Pinto Lima Jeferson Ricardo Garcia Honorato José Leandro Borges Juliana Laham Julio Cardoso Paixão Júlio César de Almeida Guedes Leandro José Diniz Leandro Karam Correa Leite Leandro Marçal Araújo Letícia Cardelli Buso Gomes Lucas Nogueira e Nogueira Luís Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini Manoel Guedes de Araujo Neto Marcelo Souza Ramos Márcio Renato Ribeiro Silva Marco Aurélio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia González Martin de Carvalho Marina Gravina Veasey Mateus Pagotto Yoshida Nairo José Martinelli Vidal Júnior Nilton Pereira dos Santos Junior Patrícia Kessler de Assumpção Patrícia Soares Martil Rafael Forte Araújo Cavalcanti Rafael Padilha de Lima Costa Régis Eduardo Prenhaca Carreira Renato Camargo Nascimento Junior Ricardo Barbieri de Andrade Ricardo Eleutério da Silva Roberto França Rogério Huffenbaecher Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vinícius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto César Cabús Berenguer Silvany Deborah D’Avila Pereira Campani Santana Edmir José Domingues Hebercley Magno dos Santos Lima José Roberto Guzela Marcelo Magalhães Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Rogério Pedro Câmara – Coordinator Amaro Luiz de Oliveira Gomes – Qualified Member Antônio José da Barbara - Member Remuneration Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Paulo Rogério Caffarelli Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Vinicius Urias Favarão Silvana Rosa Machado Júlio César Bueno Risk Committee Maurício Machado de Minas - Coordinator Paulo Roberto Simões da Cunha Regina Helena Jorge Nunes Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Ivan Luiz Gontijo Júnior Marcelo de Araújo Noronha Sustainability and Diversity Committee Ivan Luiz Gontijo Júnior - Coordinator Alexandre da Silva Glüher Denise Aguiar Alvarez Maurício Machado de Minas Denise Pauli Pavarina Marcelo de Araújo Noronha Bruno D’Avila Melo Boetger Juliano Ribeiro Marcílio Silvana Rosa Machado André Costa Carvalho Fabiana Costa Tolentino Strategic Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Rogério Pedro Câmara Marcelo de Araújo Noronha Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee André Costa Carvalho - Coordinator Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarão Antonio Campanha Junior Marina Claudia González Martin de Carvalho Vinícius Panaro *Fiscal Council Sitting Members José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn Deputy Members Marcos Aparecido Galende Joaquim Kiyoshi Kavakama Vicente Carmo Santo Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinícius Panaro Accountant – CRC 1SP324844/O-6 * election/re-elections pending approval by BACEN, consequently they did not take office Report on review of condensed consolidated interim financial statements To The Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Introduction We have reviewed the accompanying condensed consolidated statements of financial position of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of March 31, 2026, the condensed consolidated statements of income, and other comprehensive income, and changes in shareholders' equity and cash flows for the three-month period then ended, and notes to the condensed consolidated interim financial statements. Bradesco’s management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accoumpanying condensed consolidated interim financial statements, as of March 31, 2026, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting. São Paulo, April 29, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by André Dala Pola Accountant CRC 1SP214007/O-2 BRADESCO | Condensed Consolidated Interim Financial Statements in IFRS 123 Condensed Consolidated Interim Financial Statements in IFRS | Fiscal Council’s Report The members of the Fiscal Council, in the performance of their legal and statutory duties, examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco) for the first quarter of 2026 and, based on information obtained in meetings with: (i) officers and area managers; (ii) the Audit Committee; and (iii) KPMG Auditores Independentes Ltda., as well as on their respective reports, concluded that the documents examined fairly present the Company’s financial position and financial condition. Cidade de Deus, Osasco, SP, April 29, 2026 José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn For further information, please contact: André Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n – Red Building – 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.